PART I of FORM C

X Form C:	Offering Statement
Name of Issuer	MRH CF, LLC - Series Let's Parlay 24
Form	Series Limited Liability Company
Jurisdiction of Incorporation/Organization:	Delaware
Date of Organization	April 23, 2026
Physical address of issuer:	2456 Fortune Drive Suite 110, Lexington KY 40509
Website of issuer	https://myracehorse.dalmoredirect.com/letsparlay-24/
Is there a co-issuer?	Yes___ No_X_
Name of co-issuer	
Name of intermediary through which the offering will be conducted:	Dalmore Group, LLC
CIK number of intermediary:	0001332099
SEC file number of intermediary:	008-67002
CRD number, if applicable, of intermediary:	136352
Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:	2.25% of the offering. There is a $2,500 additional set up fee that Experiential Squared, Inc., the manager, will cover as part of their organizational and experiential fee.
Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:	
Type of security offered:	Series LLC Interests
Target number of securities to be offered:	Up to 5,000 Series LLC Interests of the Company's Series Let's Parlay 24
Price (or method for determining price):	$85.00 per interest
Target Offering Amount	$106,250.00
Oversubscriptions accepted:	Yes

If Yes, describe how oversubscriptions will be allocated:	First Come First Served
Maximum offering amount (if different from target offering amount):	$425,000.00
Deadline to reach the target offering amount:	The offering will remain open until April 30, 2027.
note: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.	
Current number of employees:	The Company has no employees and is managed by Experiential Squared, Inc.

	Most recent fiscal year-end (2025)	As of the prior fiscal year-end
Total Assets	$2,079,390	$2,013,604
Cash & Cash Equivalents	$463,379	$917,955
Accounts Receivable	$0	$0
Short-term Debt	$7,603	$459,606
Long-term Debt	$0	$0
Revenues/Sales	$364,301	$29,562
Cost of Goods Sold	$(642,831)	$1,556,490
Taxes Paid	$0	$0
Net Income	$(2,186,683)	$(1,526,928)

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code			Jurisdiction	Code			Jurisdiction	Code

X	Alabama	AL		X	Montana	MT		X	District of Columbia	DC
X	Alaska	AK		X	Nebraska	NE		X	Puerto Rico	PR
X	Arizona	AZ		X	Nevada	NV				
X	Arkansas	AR		X	New Hampshire	NH			Alberta	A0
X	California	CA		X	New Jersey	NJ			British Columbia	A1
X	Colorado	CO		X	New Mexico	NM			Manitoba	A2
X	Connecticut	CT		X	New York	NY			New Brunswick	A3
X	Delaware	DE		X	North Carolina	NC			Newfoundland	A4
X	Florida	FL		X	North Dakota	ND			Nova Scotia	A5
X	Georgia	GA		X	Ohio	OH			Ontario	A6
X	Hawaii	HI		X	Oklahoma	OK			Prince Edward Island	A7
X	Idaho	ID		X	Oregon	OR			Quebec	A8
X	Illinois	IL		X	Pennsylvania	PA			Saskatchewan	A9
X	Indiana	IN		X	Rhode Island	RI			Yukon	B0
X	Iowa	IA		X	South Carolina	SC			Canada (Federal Level)	Z4
X	Kansas	KS		X	South Dakota	SD				
X	Kentucky	KY		X	Tennessee	TN				
X	Louisiana	LA		X	Texas	TX				
X	Maine	ME		X	Utah	UT				
X	Maryland	MD		X	Vermont	VT				
X	Massachusetts	MA		X	Virginia	VA				
X	Michigan	MI		X	Washington	WA				
X	Minnesota	MN		X	West Virginia	WV				
X	Mississippi	MS		X	Wisconsin	WI				
X	Missouri	MO		X	Wyoming	WY				

Using the list below, select the jurisdictions in which the securities are to be offered by underwriters, dealers or sales persons or check the appropriate box:

☐ None

☒ Same as the jurisdictions in which the issuer intends to offer the securities.

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Issuer:	MRH CF, LLC - Series Let's Parlay 24

| Signature: | /s/ Michael Behrens |
| Title: | Chief Executive Officer, Chief Financial Officer, Secretary, and Director |

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), this Form C has been signed by the following persons in the capacities and on the date indicated.

Signature:	/s/ Michael Behrens
Title:	Chief Executive Officer, Chief Financial Officer, Secretary, and Director
Date:	

PART II


OFFERING MEMORANDUM DATED June 12, 2026



MRH CF, LLC - Series Let's Parlay 24
2456 Fortune Drive Suite 110, Lexington KY 40509
https://myracehorse.dalmoredirect.com/letsparlay-24/

Up to $425,000.00 of Series LLC Interests

Minimum Investment Amount:


The minimum subscription by an Investor is 1 Interest. Notwithstanding the foregoing, the Manager has discretion to increase the minimum subscription by an Investor to greater than 1 Interest.

MRH CF, LLC - Series Let's Parlay 24 ("MRH CF, LLC", "MRH", "MyRacehorse" "the Company," "we," or "us"), is offering up to $425,000.00 worth of Series LLC Interests (the "Interests") with a minimum target of $106,250.00 (the "Target Amount"). The company must reach its Target Amount of $106,250.00 by April 30, 2027, the end date of the offering. Unless the company raises at least the Target Amount of $106,250.00 under the Regulation CF offering by April 30, 2027, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The maximum offering amount will consist of up to 5,000 shares at $85.00 per share for total proceeds of $425,000.00.

MRH CF, LLC - Series Let's Parlay 24 owns a 25% interest in Let's Parlay 24, a racehorse which is the sole asset of MRH CF, LLC - Series Let's Parlay 24. Let's Parlay 24 is a 2024 colt of Essential Quality (sire) and Let's Parlay (Dam).

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management's current views with respect to future

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events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

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TABLE OF CONTENTS

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THE COMPANY AND ITS BUSINESS

Overview

MRH CF, LLC was formed in the State of Delaware as a series limited liability company on August 24, 2023. Since our inception, we have been engaged primarily in acquiring a collection of horses for use in racing (each, an "Underlying Asset"). For this offering, when we refer to "the Company," we are referring to one individual series of MRH CF, LLC Series – Let's Parlay 24. MRH CF, LLC, through individual series, takes ownership in a particular racehorse or group of racehorses. By doing so, the Company's goal is to democratize the ownership of such racehorses, and allow fans to experience the thrill, perks and benefits of racehorse ownership at a fraction of the historical cost. This includes everything from the behind the scenes engagements with the racehorse, the jockey and trainers as well as exclusive on-track experiences, and the potential for financial returns. Any such returns, if realized, may arise from activities such as the sale of breeding rights, race winnings (purses), marketing or sponsorship arrangements, or the sale or claiming of a horse. However, any proceeds generated are subject to the payment of ongoing expenses and the establishment and maintenance of reserves at the Series level, and any distributions to investors are made on a discretionary basis by the Manager. There can be no assurance that any financial returns or distributions will be realized.

Experiential Squared, Inc., a Delaware corporation, will serve as the manager of the Company and of each series (the "Manager" or "Experiential") pursuant to a Management Services Agreement (the "Management Agreement") attached to this Offering Memorandum as Exhibit H. Experiential offers horse racing management services. Experiential employs a team of experts in horse racing management including a resident veterinarian, and numerous racing and bloodstock experts. These experts have significant experiences, buying, selling and managing racehorses. Experiential also owns and operates a web platform and a mobile app-based investment platform called MyRacehorse™ (the MyRacehorse™ platform and any successor platform used by the Company for the offer and sale of interests, will be referred to as the "MyRacehorse™ Platform"), which is licensed to the Company pursuant to the terms of the Management Agreement, through which the Interests are sold.

The Manager and/or its affiliates may, from time to time, purchase Interests at their discretion on the same terms and conditions as the Investors. The Company, the Manager, its affiliates and/or third parties may also (1) acquire horses that are listed on MyRacehorse.com pursuant to a promissory note between the Series and lender or (2) have the Series acquire the horses upon close of the respective offering. In many instances, said lender will have a right, prior to completion of the offering.

Horse Description – Let's Parlay 24

Summary Overview

- Let's Parlay 24 is a 2024 colt of Essential Quality (Sire) and Let's Parlay (Dam).
- Let's Parlay 24 was foaled on April 18, 2024.
- Let's Parlay 24 has a limited track record upon which to assess its performance.
- Current horse value set at $775,000.00 with the Company holding a 25% stake in Let's Parlay 24 acquired via loan from the Manager.

- Let's Parlay 24 will be trained by Chad Brown.

Co-Ownership Description

As set forth in the Equine Co-Ownership Agreement for Let's Parlay 24 (the "Co-Ownership Agreement") attached to this Offering Memorandum as Exhibit E, the Company will hold a 25% stake in Let's Parlay 24. Each of the Co-Owner's hold an ownership interest in the horse described in Schedule I attached to the Co-Ownership Agreement and the ownership in the Let's Parlay 24 is in the form of a tenancy in common in the ownership of a chattel. The Co-Owners own and jointly manage the Let's Parlay 24 pursuant to the terms and

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conditions set forth in the Co-Ownership agreement.   As further detailed below under "Minority Ownership and Control Considerations," the Series holds a minority economic interest in Let's Parlay 24. Despite the minority ownership interest in Let's Parlay 24, the Series, acting through its Manager, maintains meaningful contractual governance and consent rights relating to the management, operation, care, racing, medical treatment, disposition, and overall direction of the horse. The Co-Owners (which, for the avoidance of doubt, are not the series members) will have voting rights as it relates to Let's Parlay 24 related to selling the horse, breeding the horse, gelding the horse, marketing and sponsorships and racing in claiming races.

Management Performance Bonus

For Let's Parlay 24, the Manager shall receive a Management Performance Bonus, which amounts to 10% of all Gross Proceeds from stakes races only. Separately, in connection with a final sale of Let's Parlay 24 and in addition to the Management Performance Bonus that the Manager receives, upon the sale of Let's Parlay 24 the Manager shall receive 5% of the Final Sale Gross Proceeds if Let's Parlay 24 has depreciated, and 20% of the Final Sale Gross Proceeds if Let's Parlay 24 has appreciated.

Employees

The Company has no employees and is managed by Experiential Squared, Inc. See the "Management" section.

Regulation

Horse racing is regulated by the individual states and has very few centralized governing entities.

The supervision and regulation of horse racing and pari-mutuel wagering are principally governed by state law, which varies from state to state. A horse racing board or commission is the state governmental authority that oversees horse racing, pari-mutuel wagering, and related activities for the purpose of, among other things, ensuring the integrity of racing within the state. In general, state racing commissions have authority to supervise and regulate the following activities associated with horse racing:

- The conduct of all horse racing activities at licensed racetracks within the state, including scheduling meets, setting standards for tracks and grounds, and inspecting racing facilities;

- The conduct of pari-mutuel wagering and the amount of purses, stakes, or awards to be offered;

- Licensing requirements and procedures and for participation by owners, jockeys, trainers, and others;

- Oversight of the health and sound racing condition of racehorses;

- Restricting or prohibiting the use and administration of drugs or stimulants or other improper acts to horses before participating in a race;

- Maintaining and operating facilities for drug testing;

- Establishing safety standards for jockeys and racing equipment;

- Setting minimum fees for jockeys to be effective in the absence of a contract between an employing owner or trainer and a jockey;

- Requiring racetrack operators to file financial information and a list of their stockholders or other persons holding a beneficial interest in the organization; and

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- Enforcing statutes and regulations governing horse racing, including adjudicatory power to conduct hearings, issue subpoenas and impose penalties for violations, such as suspension or revocation of licenses, fines, and forfeiture of purses.

The National Racing Compact was created as an independent, interstate governmental entity (the Association of Racing Commissioners International), composed of pari-mutuel racing regulators from participating states, to set standards for individual licenses, accept applications and fingerprints, analyze criminal history information, and issue a national license. The national license is recognized by the 15 compact member states and nine other states that have elected to recognize the national license or the application for the license to a lesser degree.

The Association of Racing Commissioners International was formed in 1947 to "encourage forceful and honest nationwide control of racing for the protection of the public." The goals of the organization are to facilitate reciprocity in enforcing each other's official rulings (penalties) and uniform rules and practices. From the beginning, the Association has functioned as a repository and redistribution center for all official rulings by stewards and racing commissioners.

Horseracing Integrity and Safety Authority (HISA) is an independent, nonprofit organization established pursuant to the Horseracing Integrity and Safety Act of 2020 to oversee and enforce uniform national standards for Thoroughbred horse racing safety and integrity in the United States. HISA is responsible for developing and implementing rules governing racetrack safety, training and racing surfaces, veterinary care, and equine welfare, as well as anti-doping and medication control programs.

HISA's rules apply to covered racetracks and participants nationwide and are subject to oversight by the Federal Trade Commission. The organization was created to replace the prior state-by-state regulatory framework with a consistent national system designed to enhance equine welfare, protect the integrity of racing, and promote public confidence in the sport.

The Horseracing Integrity and Welfare Unit (HIWU) is a nonprofit organization designated by the Horseracing Integrity and Safety Authority to administer and enforce HISA's Anti-Doping and Medication Control Program. HIWU is responsible for conducting testing, investigations, results management, and enforcement actions related to prohibited substances and medication violations in covered thoroughbred racing.

HIWU operates independently in carrying out its enforcement responsibilities and works with laboratories, investigators, and regulatory partners to implement a uniform national anti-doping and medication control program. The organization's role is intended to ensure consistent application of HISA's integrity standards across jurisdictions and to support the protection of equine welfare and the integrity of Thoroughbred racing.

Intellectual Property

None

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise

Property

The Company does not lease any property. The Company is currently without a headquarters while the Manager leases an office in Lexington KY, and employs various remote employees.

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Due Diligence

Due diligence by CrowdCheck, Inc.



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RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

An investment in our Interests is a speculative investment and, therefore, no assurance can be given that you will realize your investment objectives.

No assurance can be given that Investors will realize a return on their investments on their Interests or that they will not lose their entire investment in their Interests. For this reason, each prospective subscriber for the Interests should carefully read the Offering Memorandum relevant with respect to each series. All such persons or entities should consult with their legal and financial advisors prior to making an investment in the Interests.

The Company's financial statements include a "going concern" note.

The accompanying consolidated and consolidating financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company and each of its listed Series is a business that has not yet generated profits and has sustained a net loss of $2,186,683 during the year ended December 31, 2025, and is dependent upon its Manager for financing its operations. The Company and each of its listed Series' financial performance is impacted by several key factors. Expenses such as training and care, veterinary, and depreciation are incurred from the date of acquisition; however, series revenues will not commence until horses begin racing. Additionally, as horses continue to mature, the series will have increased opportunities to generate greater revenue to offset its ongoing expenses. These factors, among others, raise substantial doubt about the ability of the Company and each of its listed Series to continue as a going concern for a reasonable period of time.

In making this assessment, management weighed the significance of the factors, conditions, and events considered. Management based the conclusion primarily on the inception-to-date cumulative losses. These factors were determined to be the primary drivers of the Company's and each of its listed Series' ability to sustain its operating costs in the near term. Management also performed an analysis of its operations through the issuance of these consolidated and consolidating financial statements and funding options currently available to its Manager and its Manager's ability and intent to fund any operational needs for the coming year.

Management concluded that its plans successfully alleviate the substantial doubt to the ability of the Company and each of its listed Series to continue as a going concern within one year after the date that the consolidated and consolidating financial statements are issued. No assurance can be given that the Company and each of its listed Series will be successful in these efforts. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company and each of its listed Series be unable to continue as a going concern.

An investment in an Offering constitutes only an investment in that Series and not in the Company, any other Series or the Underlying Asset.

A purchase of Interests in a Series does not constitute an investment in the Company, any other Series of the Company, or the Underlying Asset directly. This results in limited voting rights of the Investor, which are solely

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related to such Series. Investors will have voting rights only with respect to certain matters, primarily relating to the removal of the Manager for "cause." The Manager thus retains significant control over the management of the Company and the Underlying Asset. Furthermore, because the Interests in a Series do not constitute an investment in the Company as a whole, holders of the Interests in the Series will not receive any economic benefit from, or be subject to the liabilities of, the assets of any other Series. In addition, the economic interest of a holder in a Series will not be identical to owning a direct undivided interest in the applicable Underlying Asset because, among other things, a Series may be required to pay corporate taxes before distributions are made to the holders, and the Manager will receive a fee in respect of its management of the applicable Underlying Asset.

There is no public trading market for our securities.

There is currently no public trading market for any of our Interests, and we do not intend or expect that any such market will ever develop. If an active public trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Interests at any price. Even if a public market does develop, the market price could decline below the amount you paid for your Interests.

There may be state law restrictions on an Investor's ability to sell the Interests.

Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by the broker-dealers, if any, who agree to facilitate sales of our Interests. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Interests. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

Limited operating history.

The Company was formed in 2023 and the series, Let's Parlay 24, was formed in 2026, and has a relatively limited operating history upon which prospective Investors may evaluate their performance. No guarantee can be given that the Company and any Series will achieve their investment objectives, the value of any Underlying Asset will increase or that any Underlying Asset will be successfully monetized.

Limited Investor appetite.

There can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Series or future proposed Series. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives by acquiring additional interests in underlying assets through the issuance of further Series and monetizing them together with interests in such Underlying Assets to generate distributions for Investors. In addition, if the Company is unable to raise funding for additional Series, this may impact any Investors already holding interests as they will not see the benefits which arise from economies of scale following the acquisition by other Series of additional underlying assets and other monetization opportunities (e.g., Membership Experience Programs - hosting events with the race horses, winners circle access, race day privileges, group discounts on insurance, reduction in offering costs, etc.).

Offering amount exceeds value of Underlying Asset.

The size of each Offering will exceed the purchase price of such Series' interest in the applicable Underlying Asset as at the date of such Offering (as the proceeds of each Offering in excess of the purchase price of the

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applicable Underlying Asset will be used to pay fees, costs and expenses incurred in making each Offering, acquiring the interest in the applicable Underlying Asset, Due Diligence Fees, Broker Fee, Experiential Fee and Operating Expenses). If the applicable Underlying Asset had to be sold and there has not been substantial appreciation of the applicable Underlying Asset prior to such sale, there may not be sufficient proceeds from the sale of the applicable Underlying Asset to repay Investors the amount of their initial investment (after first paying off any liabilities on the horse at the time of the sale including but not limited to any outstanding Operating Expenses Reimbursement Obligation or Kickers or other contractual obligations in Co-Ownership Agreements) or any additional profits in excess of this amount.

Excess Operating Expenses

Operating Expenses related to a particular Series incurred after the acquisition of the Underlying Asset shall be the responsibility of the Series. The Company maintains a reserve for estimated Operating Expenses for the Underlying Asset.

The Manager or an affiliate may incur liabilities related to Upkeep Fees on behalf of the Series, and if the Operating Expenses paid by the Manager for such Series exceed the revenues and Upkeep Fees, the Manager or an affiliate will be entitled to reimbursement of such amount from future revenues generated by such Series ("Operating Expenses Reimbursement Obligation(s)"). Notwithstanding the foregoing, there will still exist a smaller pre-paid cash reserve for Prepaid Expenses and insurance, administrative and general Operating Expenses which is intended to cover up to twenty four (24) months of such projected Operating Expenses.

However, if the Operating Expenses of a particular Series exceed the amount of revenues generated from the interest in the Underlying Asset of such Series, the Manager retains discretion to also (a) loan the amount of the Operating Expenses to such Series, on which the Manager may impose a reasonable rate of interest, which shall not be lower than the Applicable Federal Rate (as defined in the Internal Revenue Code), and/or (b) cause additional Interests to be issued in order to cover such additional amounts.

If additional Interests are issued in a particular Series, this would dilute the current value of the Interests held by existing Investors and the amount of any future distributions payable to such existing Investors.

In any event, an Interest Holder will be liable only to the extent of their agreed upon capital contributions and, if no such capital remains at dissolution, such Interest Holder will not be liable for the failure of a Series to repay its underlying debt or liabilities, including the Operating Expenses Reimbursement Obligations.

Inability to obtain additional short-term capital may restrict future operations of the Company.

The Company has funded and continues to intend to fund its operations, including those of its Series, with offerings pursuant to Regulation CF and loans from its Manager and funds from revenue producing activities, if and when such can be realized. If the Company cannot continue to secure additional short-term capital, it may cease operations.

Reliance on the Manager and its personnel.

The successful operation of the Company (and therefore, the success of the Interests) is in part dependent on the ability of the Manager to source, acquire and manage the Underlying Assets. Experiential Squared, Inc. has been in existence since June 2016 and could be considered an early-stage company with a limited operating history within the horse racing sector.

The success of the Company (and therefore, the Interests) will be highly dependent on the expertise and performance of the Manager and its team, its expert network and other professionals (which include third party experts) to find, acquire, manage and utilize the Underlying Assets. While the Manager has a team of employees and

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independent contractors with extensive experience in the equine racing world, there can be no assurance that these individuals will continue to be associated with the Manager. The loss of the services of one or more of these individuals could have a material adverse effect on the Underlying Assets and, in particular, their ongoing management and use to support the investment of the Interest Holders.

Furthermore, the success of the Company and the value of the Interests is dependent on there being critical mass from the market for the Interests and that the Company is able to acquire a number of underlying assets in multiple series of interests so that the Investors can benefit from economies of scale which arise from holding more than one Underlying Assets (e.g., a reduction in offering costs if a large number of Underlying Assets are listed on subsequent offering circulars at the same time). In the event that the Company is unable to source additional Underlying Assets due to, for example, competition for such Underlying Assets or lack of Underlying Assets available in the marketplace, then this could materially impact the success of the Company and its objectives of acquiring additional Underlying Assets through the issuance of further series of interests and monetizing them together with the Underlying Assets at the Membership Experience Programs to generate distributions for Investors.

Liability of Investors between series of interests.

The Company is structured as a Delaware series limited liability company that issues a separate series of interests for each Underlying Asset. Each Series will merely be a separate series and not a separate legal entity. Although this limitation of liability is recognized by the courts of Delaware under the Delaware Limited Liability Company Act (the "DLLCA"), there is no guarantee that if challenged in the courts of another U.S. State or a foreign jurisdiction, such courts will uphold a similar interpretation of Delaware law, and in the past certain jurisdictions have not honored such interpretation. If the Company's series limited liability company structure is not respected, then Investors may have to share any liabilities of the Company with all Investors and not just those who hold the same series of interests as them. The consequence of this is that Investors may have to bear higher than anticipated expenses which would adversely affect the value of their Interests or the likelihood of any distributions being made by a particular Series to its Investors. In addition, the limitation on inter-series liability is conditioned upon compliance with the applicable requirements of the DLLCA, including the maintenance of separate and distinct records for each Series and otherwise properly accounting for the assets and liabilities of each Series. If these requirements are not satisfied, a court could determine that the assets of one Series are available to satisfy the liabilities of another Series or the liabilities of the Company (MRH CF LLC) generally, of which each Series is a part. In addition, we are not aware of any court case that has tested the limitations on inter-series liability under the DLLCA in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one series of interests should be applied to meet the liabilities of the other series of interests or the liabilities of the Company generally where the assets of such other series of interests or of the Company generally are insufficient to meet our liabilities.

If any fees, costs and expenses of the Company are not allocable to a specific Series, they will be borne proportionately across all of the Series (which may include future Series and Interests yet to be issued). Although the Manager will allocate fees, costs and expenses acting reasonably and in accordance with its sole discretion, there may be situations where it is difficult to allocate fees, costs and expenses to a specific series of interests and therefore, there is a risk that a series of interests may bear a proportion of the fees, costs and expenses for a service or product for which another series of interests received a disproportionately high benefit.

Macroeconomic Conditions May Impact Investment Performance

The performance of investments in racehorses may be impacted by broader macroeconomic conditions, including inflation, changes in interest rates, and overall market downturns.

- Inflationary pressures may increase costs associated with horse care, training, and transportation, potentially reducing net returns.

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- A general economic downturn could result in lower demand for thoroughbred racehorses, affecting valuations and potential exit prices.

- Market instability may also impact investor sentiment, leading to reduced liquidity or slower capital inflows for new investment opportunities.

While the Company and Manager seek to mitigate risks by selecting high-quality bloodstock and managing horses with long-term racing and breeding potential, there is no guarantee that external economic conditions will not impact investor returns.

Uncertain taxes in other jurisdictions.

Some states charge annual fees for each series within the LLC when the series LLC operates as a foreign LLC in their jurisdiction. California, for example, charges $800 per series for foreign series LLCs.

Potential breach of the security measures of the MyRacehorse™ Platform.

The highly automated nature of the MyRacehorse™ Platform through which potential Investors may acquire interests may make it an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. The MyRacehorse™ Platform processes certain confidential information about Investors, the Horse Sellers and the underlying assets. While we intend to take commercially reasonable measures to protect the confidential information and maintain appropriate cybersecurity, the security measures of the MyRacehorse™ Platform, the Company, the Manager or the Company's service providers (including Dalmore) could be breached. Any accidental or willful security breaches or other unauthorized access to the MyRacehorse™ Platform could cause confidential information to be stolen and used for criminal purposes or have other harmful effects. Security breaches or unauthorized access to confidential information could also expose the Company to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity, or loss of the proprietary nature of the Manager's and the Company's trade secrets. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in the MyRacehorse™ Platform software are exposed and exploited, the relationships between the Company, Investors, users and the Horse Sellers could be severely damaged, and the Company or the Manager could incur significant liability or have their attention significantly diverted from utilization of the underlying assets, which could have a material negative impact on the value of interests or the potential for distributions to be made on the interests.

Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, the Company, and other third-party service providers may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, federal regulators and many federal and state laws and regulations require companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause Investors, the Horse Sellers or service providers within the industry, including insurance companies, to lose confidence in the effectiveness of the secure nature of the MyRacehorse™ Platform. Any security breach, whether actual or perceived, would harm the reputation of the Company and the MyRacehorse™ Platform and the Company could lose Investors and the Horse Sellers. This would impair the ability of the Company to achieve its objectives of acquiring additional underlying assets through the issuance of further series of interests and monetizing them together with the Underlying Asset at the Membership Experience Programs.

The Manager will have sole discretion to determine whether and when an Investor will receive distributions of Distributable Cash, and the amounts distributed.

The Manager will have sole discretion in determining what distributions of Distributable Cash, if any, are available to the Interest Holders of a Series once Distributable Cash is generated by a Series from the utilization of

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the Underlying Asset, but only after the Manager has reserved amounts reasonably believed to adequately meet any future contemplated obligations or contingencies, in the manner and priority as further described in this Annual Report. As revenue generated by a Series from the utilization of the Underlying Asset is intermittent and highly unpredictable, and therefore, planning for a Series' future cash needs will require the Manager to exercise substantial judgment as to the amounts of Distributable Cash reasonably available at any time for distribution to the Interest Holders. Investors should not expect to receive distributions regularly, if at all, and should understand that any investment in the Interest for each respective Series involves a high degree of risk, including the possibility that each Investor may not realize a return on the Investor's investment, or that the Investor's investment could lose some or all its value. For these reasons, distribution rights and distributions of Distributable Cash may be significantly limited.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to penalties.

We will not need to provide a report on the effectiveness of our internal controls over financial reporting, and we will be exempt from the auditor attestation requirements concerning any such report under applicable Regulation Crowdfunding requirements. We continue to evaluate and enhance whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such evaluations and are subject to more comprehensive internal control reporting requirements.

Impact of non-compliance with regulations.

The Company offers and sells its Interests through Dalmore, which will act as the broker/dealer of record and is a registered broker/dealer under the Securities Exchange Act of 1934 (the "Exchange Act") and Member FINRA/SIPC for its offerings. In addition, if the Manager is required to register as a 'broker-dealer', there is a risk that any Series of Interests offered and sold while the Manager was not registered may be subject to a right of rescission, which may result in the early termination of the Series of Interests.

Furthermore, the Company is not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"), and the Manager is not registered and will not be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act"), and thus the Interests do not have the benefit of the protections of the Investment Company Act or the Investment Advisers Act. The Company and the Manager have taken the position that the underlying assets are not "investment securities" within the meaning of the Investment Company Act or the Investment Advisers Act. Further, the Company, any Series, the Manager, and/or any of their respective affiliates intend that no Series will hold underlying assets in which the Manager has limited or no management control, so that it is not considered to be an investment company within the meaning of the Investment Company Act. These positions, however, are based upon applicable case law that is inherently subject to judgments and interpretation. If the Company were to be required to register under the Investment Company Act or the Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of each Series and the Manager may be forced to liquidate and wind up each Series or rescind the Offerings for any of the Series or the offering for any other series of interests.

Possible Changes in Federal Tax Laws.

The Internal Revenue Code (the "Code") is subject to change by Congress, and interpretations of the Code may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting the Company, a series, or an investment in any series of interest of the Company would be limited to prospective effect. Accordingly, the ultimate effect on an Investor's tax

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situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed or made, as the case may be.

We have elected to delay compliance with certain new or revised financial accounting standards.

We have elected to delay compliance with the new revenue recognition accounting standard, ASC Topic 606 Revenue from Contracts with Customers, which took effect on January 1, 2018 until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7201(a)) is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers. Management does not believe the provisions of ASC Topic 606 will have a material impact on our financial position or results of operations, but some Investors may view this as a lack of access to certain information they may deem important.

The valuation of racehorses is a highly speculative matter and the market for racehorses is extremely volatile. If the valuation of an individual Series' horse decreases the individual Series will still be responsible for the expenses of maintaining, training and racing the horse at lower level races or smaller venues which could negatively impact the revenues from the horse.

The valuation of horses (particularly racehorses) is a highly speculative matter and prices fluctuated widely, particularly in recent years. The success of the Company, and each individual Series, is dependent upon the present and future values of racehorses generally, and of the Series' racehorses in particular, the racing industry in general, as well as the racing success of the Underlying Assets. Although the future value of horses generally cannot be predicted, it will be affected by general economic conditions such as inflation, employment, recessions, tariffs, unstable or adverse credit market conditions, other business conditions, the amount of money available for investment purposes, and the continued interest of Investors and enthusiasts in the racehorse industry. In the past, there has been growing foreign investment in certain types of racehorses, and the continued ability of foreign Investors to acquire horses is subject to change due to economic, political or regulatory conditions, if and when applicable. Possible regulatory government regulations could include the regulation of the horse racing industry (including the Horseracing Integrity and Safety Act (HISA)) and pari-mutuel wagering, as first described in "Government Regulation" set forth below. The value of racehorses is also subject to federal income tax treatment of racing and related activities, the continuation or expansion of legalized gambling and the size of racing purses, all which cannot be predicted. The expense of maintaining, boarding, training and racing horses can be expected to increase during the term of a Series or the Company, regardless of what happens to the future market price of racehorses or the performance of the Series' racehorse(s). Further, there is always a risk of liability for damages caused by the Underlying Assets to other persons or property.

The cost of racing is unpredictable and speculative and may negatively impact the Company's and each individual Series' ability to generate revenue.

Operation costs, labor rates and other variable costs, such as costs of feed and grain and costs of transporting animals are all subject to inflationary pressures and may increase over time to an extent which may not be matched by increases in revenue. To date, in the current high inflation market, the Company has seen some slight increases in training and care costs, which may result in the Company requiring an increase in the amount of cash its reserves for future Operating Expenses. Such inflationary pressures have not currently resulted in a material impact to the Company's operations or the reserves the Company holds for existing Series. The racehorse industry, like other industries, is subject to labor disputes, labor shortages, and government intervention, changes in laws, licensing or regulatory restrictions may adversely impact the availability of grooms, trainers, jockeys and other horse industry workers. Adverse weather, disease, war and economic conditions may result in unforeseen circumstances including, without limitation, restrictions on attendance at a particular race or racetrack, ability to transport the horses, and increases in costs or decreases in revenues. Changes in government regulations, whether or not relating to the horse racing industry, may result in additional expenses or reduced revenue from operations.

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If a horse is unsuccessful in racing, becomes sick or injured, the Underlying Asset's value will be adversely affected which may have a negative impact on the Company's and such individual Series' valuation and its revenue.

Horse racing is extremely speculative and expensive. Horses often must be transported to various tracks and training centers throughout the United States and are exposed to dangers inherent in travel and training including illness, injury or death. A horse in which a Series has an interest attempts to earn enough through racing to cover expenses of boarding and training. If a horse in which a Series has an interest is unsuccessful in racing, its value will be adversely affected. Furthermore, revenues from racing are dependent upon the size of the purses offered. The size of the purses depends in general on the extent of public interest in horse racing, and in particular on the relative quality of the specific horses in contention in any specific meeting or race. Although public interest has been strong in recent years, there is no assurance that public interest will remain constant, much less increase. Legalized gambling proliferating in many states threatens to curtail interest in horse racing as a means of recreation. In addition, there is no assurance that the horse in which a Series has an interest will be of such quality that they may compete in any races which offer purses of a size sufficient to cover such Series' expenses.

Horse racing could be subjected to restrictive regulation* or *banned entirely, and the industry's dependence on gambling subsidies creates additional risk.

The racing future of and/or market for the horses in which the Company and/or a Series has an interest depends upon continuing governmental acceptance of horse racing as a form of legalized gambling. Although horse racing has a long history of acceptance in the United States and as a source of revenue, at any time, horse racing could be subjected to restrictive regulation or banned entirely. The value of the interest in an Underlying Asset would be substantially diminished by any such regulation or ban.

Horse racing is regulated in various states and foreign countries by racing regulatory bodies that oversee the conduct of racing as well as the licensing of owners, trainers and others. Additionally, as other forms of gambling are legalized throughout the United States, there is no assurance that competition from sports betting, online gambling, or ither non-wagering options will not negatively impact attendance, participation, or wagering on horse racing, which could reduce the sport's overall profitability.

Lastly, our ownership structure is novel and may require us to seek regulatory approval to race in certain jurisdictions. Any changes in state or federal regulations that impact fractional ownership or Series LLC structures could further affect the Company's ability to operate in certain locations.

The horse racing industry relies on gambling subsidies which, if eliminated or reduced, could negatively impact the industry.

A significant portion of the horse racing industry's revenue comes from subsidies tied to gambling operations, including casino gaming, historical horse racing machines, and pari-mutuel wagering. In several states, including Kentucky and Arkansas, racing purses are supplemented by revenue from historical horse racing machines, while in other states, subsidies are derived from casino gaming revenue.

If state legislatures, regulators, or courts reduce or eliminate these subsidies, it could negatively impact the industry in the following ways:

- Reduced Race Purses – If gambling subsidies are withdrawn, race purses may decrease, making it harder for racehorses to generate revenue for their owners.
- Declining Investment in Racing Operations – Subsidies support track maintenance, race programming, and breeding incentives. A reduction could lead to fewer races, lower-quality fields, and less investment in the sport.
- Regulatory & Political Uncertainty – Some jurisdictions have pursued or considered policies to remove or reduce financial support for racing, such as decoupling casino gaming from horse racing or modifying the

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distribution of gaming revenue. If such policies are implemented, they could weaken the financial stability of racetracks and impact racing opportunities.

- Impact on Breeding Incentives – Breeding programs often rely on purse money generated by gambling revenue. A decline in purse sizes could lower demand for high-quality bloodlines, reducing potential value for breeding-focused Series.

There is no guarantee that existing gambling subsidies will continue at their current levels. If such subsidies are reduced or eliminated, it could negatively impact the financial performance of the horse racing industry, including the ability of a Series to generate expected revenue.

A Series may not purchase insurance on its horse which could require Series resources to be spent to cover any loses from the death or injury of a horse.

The decision to purchase insurance on a horse is made on a horse-by-horse basis. There is no guarantee that a horse owned by a Series will be insured. Mortality insurance provides coverage in many instances where a horse dies or must be humanely euthanized. Loss of use insurance covers yearlings and horses of racing age that have not yet been put into training. Loss of use insurance is generally intended to cover up to 60% of the horse's fair market value or 60% of the insured value (whichever is less) if the horse is permanently incapable of racing due to an injury, illness or disease. Liability insurance covers the risk that the horse in which the Series has an interest causes death, injury or damage to persons or property. Without insurance, an individual Series is responsible for any costs or depreciation in value related to the injury, illness, disability or death of the horse. The death of a horse could mean the individual Series will be left with no asset. The payment of such liabilities may have a material adverse effect on our financial position. All insurance coverages described above are subject to the individual terms, conditions and exclusions of the relevant insurance policies in place at the time. The descriptions of insurance above are for general explanation only and the nature and extent of coverage is always dependent on the language of the relevant insurance policy.

A decrease in average attendance per racing date coupled with increasing costs could jeopardize the continued existence of certain racetracks which could negatively impact the Company's operations.

A decrease in average attendance per racing date coupled with increasing costs could jeopardize the continued existence of certain racetracks which could impact the availability of racetracks available for horses in which the Company or a Series has an interest to race at and then negativity impact its operations.

Industry practices and structures have developed which may not be attributable solely to profit-maximizing, economic decision-making which may have an adverse impact on our Company's activities business.

Because horse racing is a sport as well as a business, industry practices and structures have developed which not be attributable solely to profit-maximizing, economic decision-making. For instance, a particular bloodline could command substantial prices owing principally to the interest of a small group of individuals having particular goals unrelated to economics. A decline in this interest could be expected to adversely affect the value of the bloodline.

Market shortages may impact the ability of a Series to generate revenue.

The Company, through its individual Series, will primarily engage in horse racing in the United States. The future success of these activities will depend upon the ability of the Manager to purchase an interest in high-quality horses through an individual Series. The future success of these activities also depends upon whether the horse is being handled by highly skilled trainers and ridden by highly skilled jockeys. Because horse racing is an intensely competitive activity and the Manager for the Company could be competing with individuals who have greater influence and/or financial resources than the Manager or the Company to purchase interests in the best racehorses, there can be no assurance that the Manager or the Company will be successful in the endeavors of pursuing certain racehorses for any Series.

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The Company, via an individual Series, has no intention of paying dividend payments on a regular schedule as revenues are irregular, seasonal, and unpredictable.

The revenues, if any, of an individual Series may be highly irregular and seasonal. While the Manager will endeavor to sell horses or interests in horses for cash at the time of sale, there can be no assurance that other payment terms will not be required by the relevant market conditions. The consequent variance in the amount or the timing of a Series' dividends, if any, could pose particular risks for Investors who seek to transfer their Interests during the term of the Series.

Competitive interests and other factors can have unforeseen consequences.

The horseracing industry is highly competitive and speculative. Horseracing in the United States and in foreign countries draws competitors and participants from locations throughout the United States and overseas, who have been in the business of horseracing for many years and have greater financial resources than the Company. The Company will be competing in its racing and selling activities with such persons. Similarly, horse markets are international, and auctions are frequently internationally advertised. This can be favorable in that it increases the value of Underlying Assets but, by the same token, Company or Company's Manager may not be able to compete with such competitors in the acquisition of interests in horses. The Company will be competing in the purchase and sale of horses with most of the major horse breeders and dealers in the United States and foreign countries. Thus, prices at which the Company buys or sells its interests in the Underlying Assets may vary dramatically. Market factors, which are beyond the Company's control, will greatly affect the profitability of the Company. Such factors include, but are not limited to, auction prices, private sales, foreign Investors, federal income tax treatment of the racing industry and the size of racing purses. Further, the Company and the concept of crowdfunding in the racehorse industry is a new venture and thus the risk of unforeseen issues and problems is high.

There is a lack of financial forecasts for the Company and for individual Series.

While the Company believes that there is a market for racehorse breeding, training and racing, such a market is highly volatile. The racehorse industry is dependent upon the present and future values of racehorses and of the horses in which the Company or a Series invested in particular. There can be no assurance that the Company will be successful in its proposed activity. The expenses incurred may result in operating losses for a Series and there is no assurance that a Series will generate profits or that any revenues generated will be sufficient to offset expenses incurred or would result in a profit to the Series. As a result, it is possible that the Investors will lose all or a substantial part of their investment in the Series. Additionally, there is no assurance that there will be any cash available for dividends. In addition, dividends, if any, may be less than their distributive share of taxable income and the Investors' tax liability could require out-of-pocket expenditures by the Investors.

Lack of Diversification.

It is not anticipated that each Series would own any assets other than its interest in such Underlying Asset, plus potential cash reserves for maintenance, training, insurance and other Upkeep Fees pertaining to its interest in such Underlying Asset and amounts earned by such Series from the monetization of its interest in such Underlying Asset. Investors looking for diversification will have to create their own diversified portfolio by investing in other opportunities in addition to such Series.

Risks Relating to Ownership of our Interests

You will have only limited voting rights regarding our management and it will be difficult to remove our Manager, therefore, you will not have the ability to actively influence the day-to-day management of our business and affairs.

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Our Manager has sole power and authority over the management of our Company and the individual Series. Furthermore, our Manager may only be removed for "Good Cause" meaning fraud, deceit, gross negligence, willful misconduct or a wrongful taking, bad faith, death, disability or disappearance, etc.

To remove the Manager from an individual Series for "Good Cause", Members holding in excess of 75% of the percentage interests, must approve. Therefore, you will not have an active role in our Company's management and it would likely be difficult to cause a change in our management. As a result, you will not have the ability to alter our management's path if you feel they have erred.

Lack of voting rights.

The Manager has a unilateral ability to amend the Operating Agreement in certain circumstances without the consent of the Investors, and the Investors only have limited voting rights in respect of a Series. Investors will therefore be subject to any amendments the Manager makes (if any) to the Operating Agreement and also any decision it takes in respect of the Company and the applicable Series, which the Investors do not get a right to vote upon. Investors may not necessarily agree with such amendments or decisions and such amendments or decisions may not be in the best interests of all of the Investors as a whole but only a limited number.

Furthermore, the Manager can only be removed as manager of the Company or one of the Series in very limited circumstances. Investors would therefore not be able to remove the Manager merely because they did not agree, for example, with how the Manager was operating an underlying asset.

Investor Polling and Surveys Do Not Constitute Binding Votes

From time to time, the Company may conduct surveys or informal polls to gauge Investor sentiment on certain horse racing decisions, such as race selection, potential acquisitions, or breeding plans. These surveys are conducted for engagement purposes and to gather feedback but do not constitute binding votes or decision-making authority.

While the Manager values Investor input, all final decisions regarding a Series and its assets remain solely at the discretion of the Manager. Investors should not assume that the results of any poll or discussion will dictate the final outcome of any management decision.

The offering price for the Interests determined by us may not necessarily bear any relationship to established valuation criteria such as earnings, book value or assets that may be agreed to between purchasers and sellers in private transactions or that may prevail in the market if and when our Interests can be traded publicly.

The price of the Interests was derived as a result of our negotiations with Horse Sellers based upon various factors including prevailing market conditions, our future prospects and our capital structure, as well as certain expenses incurred in connection with the Offerings and the acquisition of interests in each Underlying Asset. These prices do not necessarily accurately reflect the actual value of the Interests or the price that may be realized upon disposition of the Interests.

Funds from purchasers accompanying subscriptions for the Interests will not accrue interest prior to admission of the subscriber as an Investor in the Series, if it occurs, in respect of such subscriptions.

The funds paid by purchasers for the Interests will go into the Company's general operating account and be allocated to the specific Series which is subject of the investment. Investors will not have the use of such funds or receive interest thereon pending the completion of said Offering. No subscriptions will be accepted and Interests sold unless valid subscriptions for such Offering are received and accepted prior to the termination of the Offering Period. If we terminate an Offering prior to accepting a subscriber's subscription, funds will be returned, without interest or deduction, to the proposed Investor.

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The Company's Operating Agreement contains mandatory arbitration provisions that restrict your ability to bring claims against the Company, except in instances of claims related to Federal and State securities laws.

Investors will be obligated to submit any claims against the Company to arbitration, except in instances of claims related to Federal and State securities laws. Investors will be limited in the location, venue and circumstances under which a claim for damages can be brought against the Company or its officer, directors, managers or related parties. This limitation reduces the ability of Investors to dispute or fight against decisions made by the Company or its managers which may be viewed as having a negative impact on the value of your underlying investment.

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POTENTIAL CONFLICTS OF INTEREST

We have identified the following conflicts of interest that may arise in connection with the Interests, in particular, in relation to the Company, the Manager, the Manager's majority stockholder and the Underlying Assets. The conflicts of interest described in this section should not be considered as an exhaustive list of the conflicts of interest that prospective Investors should consider before investing in the Interests.

Manager's Fees and Compensation

None of the compensation set forth under the "Related Party Transactions" section was determined by arms' length negotiations. It is anticipated that the income received by the Manager may be higher or lower depending upon market conditions. This conflict of interest related to Manager fees and compensation will exist between Manager and Investors and Investors must rely upon the duties of the Manager of good faith and fair dealing to protect their interests, as qualified by the Operating Agreement.

Notwithstanding the foregoing, the Manager derives its fee structure using a cost based pricing model, testing it against traditional horseracing syndicates, other alternative asset classes and different means of operations, including the use of outsourced tax and accounting service providers. However, we can appreciate that there are very few thoroughbred managers that specialize in hyper fractional ownership and it is difficult to ascertain if our pricing models are truly competitive (including, the cost in hiring a suite of specialized experts across bloodstock acquisition, racehorse management, financial services, marketing, event management, and content creation, the risks and costs the Manager assumes in acquiring an asset that cannot be recouped prior to commencement of an offering and the risk of carrying livestock as an asset class that carries risks of injury and/or mortality). As a result, this is why we caution investors that such compensation is not determined in arms' length negotiations and is an inherent risk of investment.

The Manager has the right to retain the services of other firms, in addition to or in lieu of the Manager, to perform various services, asset management and other activities in connection with the business that is described in this Annual Report.

The Manager does not have a fiduciary duty or obligation to present any business opportunities to the Company or Investors. Instead, the Manager is permitted to conduct or be involved in business opportunities with or without notice to the Company or its Investors.

Upkeep Fee Liabilities; Operating Expenses Reimbursement Obligations; Manager Loans

The Manager may incur liabilities related to Operating Expenses on behalf of the Series and be entitled to reimbursement of such from any revenue generated from Underlying Asset or a dissolution or termination of such Series.

The Manager retains discretion to also (a) loan the amount of the Operating Expenses to such Series, on which the Manager may impose a reasonable rate of interest, which shall not be lower than the Applicable Federal Rate (as defined in the Internal Revenue Code), and/or (b) cause additional Interests to be issued in order to cover such additional amounts.

An Interest Holder will be liable only to the extent of their agreed upon capital contributions and, if no such capital remains at dissolution, such Interest Holder will not be liable for the failure of a Series to repay its underlying debt or liabilities, including the Operating Expenses Reimbursement Obligations.

Other Series or Businesses

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The Manager may engage for its own account, or for the account of others, in other business ventures, similar to that of the Company or otherwise, and neither the Company nor any Investor shall be entitled to any interest therein.

The Company will not have independent management and it will rely on the Manager for the operation of the Company. The Manager will devote only so much time to the business of the Company as is reasonably required. The Manager could have conflicts of interest in allocating management time, services and functions between its existing business interests other than the Company and any future entities which it may organize as well as other business ventures in which it may be involved. The Manager believes it has sufficient staff available to be fully capable of discharging its responsibilities to all such entities.

The Manager, acting in the same capacities for other Investors, companies, partnerships or entities, may result in competition with individual Series, including other Series. There are no restrictions on the Manager, or any of its affiliates, against operating other businesses in such competition with the Company. If the Manager or any of its affiliates did operate such a business that competed for clients with the Company, it could substantially impair the Company's financial results.

Animal Welfare Obligations

The Manager is responsible for managing each series and executing decisions in a manner that seeks to maximize investor returns by buying, managing and selling the Underlying Asset optimally. However, the Manager is equally committed to prioritizing the welfare of the thoroughbred and will make decisions that are always in the best interest of the horse, even if those decisions may not be financially beneficial to Investors.

These decisions may include but are not limited to, surgery and rehabilitation costs, veterinary inspections and diagnostics, spelling (breaks from racing and training that limit the ability to earn revenue), and early retirement of a horse if it is deemed in the best interest of the horse. While these actions may reduce or eliminate potential earnings for a Series, they are taken to ensure that no horse is placed in a situation that compromises its health or safety.

To help minimize the financial impact on each series, the Company operates a program called Retail for a Purpose, which auctions off items and experiences to help fund its commitment to equine welfare. However, Investors should understand that all decisions related to horse care and retirement will be made at the sole discretion of the Manager, with the horse's well-being as the primary factor.

Maximization of Entertainment Value

The Manager is responsible for managing each series and executing decisions in a manner to maximize investor returns by buying, managing and selling the Underlying Asset optimally. However, as demonstrated by investor engagement over the past several years, many Investors cite their primary reason for participating as the opportunity to own a racehorse and experience the journey of racehorse ownership.

As such, the Manager is also committed to maximizing the entertainment and experiential value for Investors. This means that certain management decisions may be influenced by factors beyond pure financial return, such as selecting races that enhance engagement, providing content and experiences, or prioritizing participation in high-profile events that may not always be the most financially lucrative option.

For example, the Manager may decide to enter a horse in a restricted race where it cannot be claimed, rather than running in a potentially more lucrative claiming race where it could be purchased by another owner. While the claiming race might offer a larger purse, the restricted race allows Investors to continue experiencing racehorse ownership.

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The Manager retains full discretion in balancing the welfare of the horse, the financial performance of the Underlying Asset, and the entertainment expectations of Investors. Investors should understand that while efforts are made to provide engaging experiences, the Manager will make decisions in the best interest of the horse and the long-term health of the business.

Relationships with Co-Owners, Bloodstock Partners and Minority Stockholders

An affiliate of Spendthrift Farm, LLC, a Kentucky-based thoroughbred breeding and racing operation, was previously a majority stockholder in the Manager. On or about February 2023, that affiliate sold its ownership interest in the Manager to the existing stockholders of the Manager. Although Spendthrift Farm itself never held an ownership stake in the Manager, an affiliate of Spendthrift currently holds a line of credit extended to the Manager, which remains outstanding and is scheduled for repayment in the future. The line of credit has been transferred to the University of Kentucky.

Spendthrift is also a Horse Seller and Co-Owner with the Company in Authentic, the only Underlying Asset currently co-owned with Spendthrift. As such, the Company recognizes that there may be a heightened risk of conflicts of interest in transactions between the Company and Spendthrift, particularly in ensuring fair market valuation of assets or negotiating terms that balance the interests of all parties.

In addition, Taylor Made Farms, a leading thoroughbred breeding and sales operation, has an affiliate that is a minority investor in the Manager. Taylor Made Farms has previously partnered with the Company in co-ownership arrangements, including on horses such as Going to Vegas and Carrothers. Taylor Made Farms is also a consignor that the Company has used in the past to sell horses. While the Company does not exclusively use Taylor Made Farms as a consignor and there is no quid pro quo arrangement, its reputation as one of the top bloodstock operations makes it a frequent partner in sales and acquisitions.

Ken Myles, an investor in the Manager, is also the majority owner of Big Play Media, a company that has co-owned horses with the Company and collaborated on content initiatives. While Big Play Media operates independently from the Manager, its involvement in co-ownership and content collaborations presents potential conflicts of interest when determining race placements, media strategy, or financial transactions involving shared assets.

Reeves Thoroughbred Racing, LLC and Rocket Ship Racing LLC, two unaffiliated parties have invested in the Manager pursuant to a simple agreement for future equity (a "SAFE"), which entitled them to convert, upon a subsequent event, into an equity interest in the Manager. As of January 31, 2024, the equity interest provided under the SAFE converted such that both Reeves Thoroughbred Racing, LLC and Rocket Ship Racing LLC now each hold an equity interest in the Manager.

Following this conversion, neither Reeves Thoroughbred Racing, LLC nor Rocket Ship Racing LLC owns more than five percent of the Manager. Neither party has any voting control, board appointment rights, monetary benefits, or other special privileges in the Manager other than their minority equity interest.

Despite these affiliations, the Company recognizes that there may be a heightened risk of conflicts of interest in transactions involving these co-owners, partners, or minority stockholders. The Manager and the Company, in determining whether to approve or authorize a particular transaction with these parties, will consider whether the transaction is fair and reasonable to the Company and has terms and conditions no less favorable than those available from unaffiliated third parties.

Our Affiliates' Interest in Other Entities

The officers and directors of Experiential Squared, Inc., which is the Manager and sole member of the Company are also officers and directors and/or key professionals of other MyRacehorse entities, including MyRacehorse CA LLC CA, LLC ("MRH CA"), which commenced principal operations in 2016 and primarily operates a

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similar business in the racehorse industry using Regulation A and Edge Racing, LLC ("Edge Racing") and related entities, which commenced principal operations in 2022 and primarily operates a similar business in the racehorse industry focused on accredited investors only using Regulation D Rule 506(c) (the Company, MRH CA and Edge Racing are collectively referred to herein as the "MyRacehorse Entities").

These persons have legal obligations with respect to the other MyRacehorse Entities that are similar to their obligations to the Company. As a result of their management of other MyRacehorse Entities their obligations to other investors and the fact that they engage in and will continue to engage in other business activities on behalf of themselves and others, they will face conflicts of interest in allocating their time among the Company, other MyRacehorse Entities and other business activities in which they are involved.

The management of other MyRacehorse Entities requires time and consideration from Experiential Squared, Inc., potentially resulting in an unequal division of resources between the Company and other MyRacehorse Entities. However, we believe that the Manager of the Company has sufficient professionals to fully discharge its responsibilities to the Company, other MyRacehorse Entities and each of their respective investors.

Use of Paid Influencers and Celebrity Endorsements

The Company may engage influencers, athletes, and celebrities to promote its Offerings and brand through paid marketing campaigns. These individuals may receive compensation in the form of cash, equity, or other consideration in exchange for their participation in promotional activities, including social media endorsements, advertisements, or event appearances.

Investors should not assume that any influencer or celebrity endorsement represents an independent review of the Offering, the Company, or the expected financial performance of a Series. Any required disclosures related to such endorsements will be made available on the Company's website or as otherwise required under applicable securities laws, including in compliance with Rule 17(b) of the Securities Act.

Relationship with 1/ST Racing & Technology and Potential Conflicts of Interest

1/ST Racing & Technology, a major operator of racetracks and wagering platforms, owns more than 10% of the Manager and holds a seat on the Manager's board of directors. 1/ST Racing operates some of the largest racetracks in the United States, including Santa Anita Park and Gulfstream Park, and also owns advanced deposit wagering (ADW) platforms such as 1/ST Bet and Xpressbet.

While the Manager makes race placement decisions based on competitive factors, horse welfare, and financial considerations, the Company's affiliation with 1/ST Racing may result in more horses being entered in races at tracks operated by 1/ST Racing. Additionally, in cases where race placement is a close decision between multiple tracks, the Manager may select a race at a 1/ST Racing-owned track due in part to the enhanced hospitality and ownership experiences provided to Members.

Despite this affiliation, the Company recognizes that there may be a heightened risk of conflicts of interest in transactions involving 1/ST Racing, particularly in balancing the interests of the Company and its Investors with the business relationships maintained by the Manager. The Manager and the Company, in determining whether to approve or authorize a particular transaction with 1/ST Racing, will consider whether the transaction is fair and reasonable to the Company and has terms and conditions no less favorable than those available from unaffiliated third parties.

The Manager retains full discretion in race placement decisions and will always disclose the intended circuit for each Series before an Offering is made available to Investors. However, Investors should be aware that the Company's business relationships with 1/ST Racing may, at times, influence racing-related decisions.

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Lack of Independent Legal Representation

The Members have not been separately represented by independent legal counsel in connection with the Company's organization or in their dealings with the Manager. The Investors must rely on the good faith and integrity of the Manager to act in accordance with the terms and conditions of the Company's offerings. The terms of the management of the business and the Operating Agreement have all been prepared by the Company. Therefore, the terms of these agreements have not been negotiated in an arms' length transaction, and there is no assurance that the Company could not have obtained more favorable terms from a third party for any of these agreements. PROSPECTIVE INVESTORS MUST RELY ON THEIR OWN LEGAL COUNSEL FOR LEGAL ADVICE IN CONNECTION WITH THIS INVESTMENT.

We Do Not Have a Conflicts of Interest Policy.

The Company, the Manager and their affiliates will try to balance the Company's interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than the Company, these actions could have a negative impact on the Company's financial performance and, consequently, on distributions to Investors and the value of the Interests. The Company has not adopted, and does not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy.

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MANAGEMENT

Manager

The Manager of the Company is Experiential Squared, Inc., a Delaware corporation formed on December 27, 2016 (also referred to as "Experiential" or as "Manager.")

The Company operates under the direction of the Manager, which is responsible for directing the operations of our business, directing our day-to-day affairs, and implementing our business strategy. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require. The Manager is responsible for determining maintenance required in order to maintain or improve the asset's quality, determining how to monetize a Series and other underlying assets at Membership Experience Programs in order to generate profits and evaluating potential sale offers, which may lead to the liquidation of a Series as the case may be.

The Company will follow guidelines adopted by the Manager and implement policies set forth in the Operating Agreement unless otherwise modified by the Manager. The Manager may establish further written policies and will monitor our administrative procedures, asset operations and performance to ensure that the policies are fulfilled. The Manager may change our objectives at any time without approval of our Interest Holders.

The Manager performs its duties and responsibilities pursuant to our Operating Agreement. We have agreed to limit the liability of the Manager and to indemnify the Manager against certain liabilities.

Minority Ownership and Control Considerations

In certain offerings, MRH CF, LLC and its applicable series may hold a minority ownership interest in the underlying asset relative to one or more co-owners. Notwithstanding such minority ownership, MRH seeks to maintain contractual rights and responsibilities pursuant to the applicable co-ownership agreement that provide it with meaningful participation in the management and operation of the horse. The co-ownership agreement does not designate a manager vested with management responsibilities, but rather the agreement explicitly states that the co-owners will co-manage the horse while maintaining Major Decision Rights spelled out in the agreement.

These rights are not limited to passive protections, but instead relate to ongoing decisions that may directly impact the performance, development, and value of the horse over time. This ensures that Experiential Squared, acting as the Manager for the Series, is able to utilize their experience and successes within the racehorse industry to effectively co-manage the horse on behalf of the Series. These rights are specifically derived from the co-ownership agreement, not ownership percentage. Such rights include, among others:

• **Access to the horse, the trainer and or the farm, and veterinary records**.: The Manager on behalf of the Series, maintains a direct line of communication with those persons who directly interact with the horse on a daily basis, to ensure they have the most up to date information about the horse .

• **Race placement and timing:** The Manager, on behalf of the Series, participates in evaluating where and when the horse races, including reviewing proposed race options and providing analysis and recommendations in advance of entry decisions.

• **Trainer oversight and changes:** The Manager on behalf of the Series, is involved in the selection of trainers and any proposed changes, and may be required to consent to a change in trainer, allowing for ongoing oversight of training performance and direction.

• **Claiming race consent:** The horse may not be entered into a claiming race without the Manager's consent. Given that entry into a claiming race may result in the involuntary sale of the horse, this

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represents a significant control over disposition and valuation.

• **Gelding decisions (for colts):** Any decision to geld a colt requires the Manager's consent on behalf of the Series. Because gelding eliminates potential stallion value, this is a material decision affecting the long-term economics of the asset.

• **Major medical and surgical decisions:** The Manager on behalf of the Series, may be required to participate in or consent to significant medical interventions, which may impact the horse's racing viability, longevity, and overall value.

• **Sale of the Horse, include the Series' interest in the Asset**: The Manager, on behalf of the Series, maintains a right of first refusal if any or all of the co-owners elect to sell their portion of the horse. The Series also maintains the right to sell their portion of the Asset subject to the counterparties' right of first refusal as detailed in sections 10 and 17 of the Co- Ownership Agreement attached to the Offering Memorandum as Exhibit E.

As set forth in the Equine Co-Ownership Agreement for Let's Parlay 24 , the Company will hold a 25% stake in Let's Parlay 24. The Co-Ownership agreement requires unanimous consent of the Co-Owners for each of the above-named Major Decision Rights, ensuring the Manager on behalf of the Series MRH CF LLC Series Let's Parlay 24 has significant control provisions to effectively manage Let's Parly 24 on behalf of the Series. As a result, although the Series holds a minority economic ownership interest, Let's Parlay 24, the Series, acting through its Manager, maintains meaningful contractual governance and consent rights relating to the management, operation, care, racing, medical treatment, disposition, and overall direction of the horse.

The Series participates in these activities in its capacity as an active co-owner alongside the other co-owners and does not merely hold a passive economic interest in the horse. The rights held by the Series are substantive governance rights arising from the co-ownership agreement itself rather than solely from ownership percentage and are intended to provide the Series with ongoing involvement and influence over significant decisions affecting the horse.

Responsibilities of the Manager

Under Delaware law, the fiduciary duties of a manager to the limited liability company and to its members are limited to that of good faith and fair dealing. The Operating Agreement for the Company has set forth standards by which the duties of the Manager are to be measured.

Among other things, the Operating Agreement recognizes that the Manager (directly or through affiliates) is permitted to conduct outside business activities that may conflict with the Company's business. The Company's business operations and affairs will be managed entirely by the Manager, which may be subject to certain conflicts of interest. (See "Potential Conflicts of Interest") In addition, the Manager may, if desired, submit any contract or act for approval or ratification by the Members of the Company, and any contract or act approved or ratified by the affirmative vote of the Members holding a majority of percentage interests will not constitute a violation of the Manager's duties to the Company or its Members.

The Members have not been separately represented by independent legal counsel in their dealings with the Manager. Members must rely on the good faith and integrity of the Manager to act in accordance with the terms and conditions of the Company's offerings. The terms of establishment of the Company, its operations, and the operating agreement has been prepared by the Manager. Therefore, the terms and the Operating Agreement have not been negotiated in an arms' length transaction, and there is no assurance that the Company could not have obtained more favorable terms from a third party for any of these agreements. INVESTORS SHOULD CONSULT WITH THEIR OWN COUNSEL TO EVALUATE ANY AND ALL OF THESE AGREEMENTS AND RELATIONSHIPS.

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The Manager must, on demand, give to any Member or his legal representative true and complete information concerning all Company affairs as required by law. Each Member or his legal representative has the right to inspect and copy the Company books and records upon reasonable request and in accordance with applicable law.

The Operating Agreement provides that the Manager shall have no liability to the Company for losses resulting from errors in judgment or other acts or omissions, as long as (i) the Manager determined, in good faith, that such action or inaction was in, or not opposed to, the best interests of the Company and (ii) such action or inaction did not constitute fraud, deceit, willful misconduct, gross negligence, or a wrongful taking. The Operating Agreement also provides that the Company shall indemnify the Manager against liability and related expenses (including reasonable attorneys' fees and costs) incurred in dealing with the Company, Members or third parties, so long as the standard described above is met. Therefore, Members may have a more limited right of action then they would have absent these provisions in the Operating Agreement. A successful indemnification of the Manager or any litigation that may arise in connection with the Manager's indemnification could deplete the assets of the Company. Members who believe that a breach of the Manager's duty has occurred should consult with their own counsel.

A copy of the Management Agreement is attached hereto as Exhibit H.

Directors, Executive Officers and Employees of the Manager

Name	Age	Position	Term of Office (Beginning)	Hours Per Week
Executive Officers and Directors				
Michael Behrens	50	Chief Executive Officer, Secretary, and Director	Inception	Full-Time
Chris Ransom	47	Head of Corporate Strategy, Director	September 2020	Full-Time
R. Matthew Hendricks	64	Chief Financial Officer, Director	July 2025	Full-Time
Significant Employees				
Joe Moran	31	Head of Racing & Bloodstock	July 2018	Full-Time

Background of Officers and Directors of the Manager

The following is a brief summary of the background of each director and executive officer of the Manager:

Michael Behrens, Chief Executive Officer, Secretary and Director

Mr. Behrens has served as the CEO of Experiential Squared, the Manager of the Company, since its founding in 2016. Under his leadership, Experiential has managed well over 150 racehorses across the United States, recording over 181 wins, including victories in some of the most prestigious races in the sport. MyRacehorse campaigned Authentic, the 2020 Kentucky Derby and Breeders' Cup Classic winner, as well as Seize the Grey, winner of the 2024 Preakness Stakes, and Straight No Chaser, winner of the 2024 Breeders' Cup Sprint.

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Beyond racing success, Mr. Behrens has led MyRacehorse in securing key industry partnerships, including a stallion deal with Gainesway Thoroughbreds for Seize the Grey, expanding the company's reach into breeding. Under his leadership, MyRacehorse has also expanded internationally, managing stables in Ireland, the United Kingdom, and Australia.

From 2007 to 2020, Mr. Behrens founded MSB Digital, a performance marketing company. From 2016 to 2017, he served as the Chief Marketing Officer of Casper. Mr. Behrens attended California State Polytechnic University-Pomona and San Diego State University.

Chris Ransom, Head of Corporate Strategy, Director

As Head of Corporate Strategy, Mr. Ransom is responsible for overseeing compliance, business development, and capital allocation across MyRacehorse's operations. Since our launch, he has been one of our top strategic advisors and joined the team in 2020. A graduate of Boston University (Bachelor of Science in Business Administration with a concentration in Finance and Accounting), Mr. Ransom has over 20 years of experience as a financial executive in the construction, real estate, and thoroughbred industry.

Before joining MyRacehorse, Mr. Ransom operated his own consultancy group from 2016 to 2020, where he provided financial management services to one of the largest owner-operators of industrial real estate in New Jersey. In addition to his work in the real estate sector, Mr. Ransom also managed the equine portfolio for a New York City-based sports agency.

R. Matthew Hendricks, Chief Financial Officer, Director

As CFO of Experiential Squared, Mr. Hendricks is responsible for streamlining accounting processes, building scalable financial systems, and positioning the company for its next stage of growth. Mr. Hendricks' career is defined by driving profitability, strengthening financial infrastructure, and leading organizations through transformation and growth.

Mr. Hendricks brings more than 25 years of finance leadership across Fortune 100, private equity, and high-growth companies, including CFO of Kellogg Canada and senior roles at Congo Brands, Performance Health, Campbell Soup, and Procter & Gamble. He earned an MBA from Cornell University with a concentration in Finance.

Background of Significant Employees

The following is a brief summary of the background of some of our significant employees that build, manage and optimize the horses and our Investor experiences:

Joe Moran, Head of Racing & Bloodstock

As Head of Racing, Mr. Moran's responsibilities include acquiring and managing MyRacehorse's stable of runners throughout the United States. He routinely is on-site (mornings and afternoons) to watch the runners train and race, coordinate with trainers regarding training schedules and race results, and develop and maintain key relationships with racing partners and track officials across all geographic regions. He also spends significant time at private auctions seeking new prospects to add to the MyRacehorse stable.

Mr. Moran, a graduate of Oklahoma Baptist University (Bachelor of Arts in Sports and Recreation Management), has been around the racing industry his entire life. Before joining MyRacehorse in July 2019, he worked in the Andy Mathis barn as a hot walker and groom.

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OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The Company is managed by Experiential Squared, Inc. which is also the Company's 100% owner. Investment and voting control of the Experiential Squared, Inc. is held with Michael Behrens, as its largest shareholder, director and Chief Executive Officer. Experiential Squared, Inc., and/or its affiliates have no intention of owning any of the Interests in the Series at Closing. However, Experiential Squared, Inc., and/or its affiliates, still reserve the right to participate in the Offering on the same terms and conditions as the Investors at their discretion and may opt to convert a promissory note into interests that remain unsold in this offering. The address of Experiential Squared, Inc. is 2456 Fortune Dr., Suite 110 Lexington KY 40509.

The following table sets forth information regarding beneficial ownership of the securities of the series as of May 5, 2026:

Class of Equity	Authorized Limit	Issued and Outstanding	Available
MRH CF, LLC- Series Let's Parlay 24 Series LLC Interests	5,000	0 (1)	5,000

(1) Experiential Squared, Inc. holds a promissory note which provides that, at its election, such beneficial owner may convert the outstanding balance of the note into the number of unsold Series Interests in the offering of such Series on the date of conversion. As such, such party is deemed to be the beneficial owner of such unsold Series Interests until such time as the Series is fully subscribed.

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USE OF PROCEEDS

The Company anticipates using the proceeds from this offering in the following manner:

The proceeds received by a Series from this Offering will be applied in the following order of priority of payment:

(A) *Management/Due Diligence Fee*: The Company is combining its existing due diligence and management fee structures into a single, ongoing Management/Due Diligence Fee of approximately 15% of the offering proceeds, which will cover the Manager's work on behalf of a Series during its lifecycle. This includes the existing Due Diligence Fee which is a fee paid to Manager as compensation for due diligence services in evaluating, investigation and discovering the Underlying Assets and establishing the Series, not to exceed the maximum Due Diligence Fee as detailed in the Use of Proceeds for each Series. This fee includes the costs associated with managing all aspects of the selection of horses and the establishment of a series. This also includes the selection and oversight of third-party contractors such as attorneys, accountants, and bloodstock agents. In addition, ongoing work for management and decision-making related to veterinarians, co-owners, trainers, boarding facilities and review and audit of bills (from veterinarians, trainers, farriers etc.) will be covered here. The existing "Management Fee" as discussed below will be transitioned to a "Management Performance Bonus" which will only accrue in certain circumstances as described below.

(B) *Organizational and Experiential Fee*: This fee covers several organizational and experiential aspects of the business and is 7.50% of the gross cash proceeds. First, any Offering Expenses associated with an offering, including actual legal, accounting, underwriting, filing and compliance costs incurred by the Company in connection with an Offering of a Series of Interests (and excludes ongoing costs described in Operating Expenses), as applicable, paid to legal advisors and other third parties, as the case may be, will be covered. Second, fees paid to the Manager for the experiential activities associated with ownership of a racehorse in a Series, including marketing costs, event planning, content development and hosting on the MyRacehorse™ Platform, and Membership Experience Programs (as discussed further in the "Description of the Business"). This fee may be discounted for certain Series or such fees could be capped for Investors with multiple or sizable Series investments (which would have the result of a discounted effective Offering Price to such frequent or large-scale Investors). To the extent that there are any discounts or a deviation from the disclosed Fees and Expenses, then such disclosures will be memorialized in the description of the corresponding Series in which the respective discount or deviation applies. Lastly, any ongoing organizational costs to cover legal and compliance expenses incurred to set up the legal and financial framework and compliance infrastructure for the marketing and sale of the Series Interests and ongoing costs for compliance, reporting and legal.

(C) *Asset Cost of the Underlying Asset:* Actual cost of the Underlying Asset paid to the Horse Seller, which have been paid off prior to the Offering through a $193,750.00 loan to the Company and a 7% Original Issue Discount (OID).

(D) *Brokerage Fee:* A fee equal to 2.25% of the amount raised through this Offering (which excludes any Interests purchased by the Manager, its affiliates or the Horse Sellers) paid to Dalmore as compensation for brokerage services.

(E) *Bloodstock Fee*: A fee equal to up to 5% payable to the Manager ("Bloodstock Fee"). The Bloodstock Fee may vary depending on the specific terms and conditions negotiated in connection with each Series and Underlying Asset and is payable to the Manager related to work done assessing a potential transaction. Please review the Use of Proceeds for each.

(F) *Use Tax*: a form of sales tax that is paid by the Company and is (1) imposed on the use, storage, or consumption of an item, and (2) is complementary to a general sales tax that would be deductible with respect to similar items, as such term is defined by 26 U.S. Code Section 164 ("Use Tax"). The Use Tax may

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vary depending on the specific terms and conditions negotiated in connection with each Series and Underlying Asset. Please review the Use of Proceeds for each.

(G) *Operating Expense Reserve*. A portion of the offering amount goes to prepaid expense reserves to cover "Operating Expenses" of a Series as described below.

Operating Expenses:

Operating Expenses are costs and expenses attributable to the activities of the Series (collectively, "Operating Expenses"), which may be as much as or greater than the actual cost of a Series' interest in the applicable Underlying Asset, including

- cost incurred in managing the Underlying Asset, including, but not limited to boarding, maintenance, training and transportation costs;

- cost incurred prior to the offering of the Underlying Asset, including, but not limited to costs associated with the initial acquisition of the Underlying Asset, vet checks, etc. related to the pre-offering operation of the Underlying Asset ("Prepaid Expenses"), and, to the extent that Prepaid Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses and/or Distributable Cash which occur after the acquisition of the Underlying Asset;

- costs incurred in preparing any reports and accounts of the Series, including any tax filings and any annual audit of the accounts of the Series (if applicable) or costs payable to any third-party registrar or transfer agent or governmental body and any reports to be filed with the Commission including periodic reports on Form C-AR, C-U and C/A:

- any indemnification payments; and

- any and all insurance premiums or related expenses in connection with the Underlying Asset, including mortality, loss of use, liability and/or medical insurance of the Underlying Asset.

Purpose or Use of Funds	Allocation for a $106,250.00 Raise (25%)	Allocation for a $425,000.00 Raise (100%)
Asset Cost	$50,859.38	$203,437.50
Brokerage Fee	$2,390.63	$9,562.50
Management & Due Diligence Fee	$15,937.50	$63,750.00
Organizational and Experiential Fee	$13,281.25	$53,125.00
**Operating Expenses	$23,781.25	$95,125

** The underlying asset, Let's Parlay 24, was acquired on April 17, 2026, and began to incur expenses that were paid by the Manager, which will be reimbursed by the Series upon closing. A total of $13,562.50 is included to reimburse the manager for the OID.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

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FINANCIAL DISCUSSION

Financial statements

The financial statements of MRH CF, LLC can be found in Exhibit D to the Form C-AR of which this Offering Memorandum forms a part. The financial statements were audited by IndigoSpire.

Operating results for the year ended December 31, 2025 compared to the year ended December 31, 2024

The Company acquired six additional equine assets in 2025 and set up separate series for each of the horse offerings. The Company purchased five two-year-olds, and one yearling during the period.

Revenues

Revenues are generated at the Series level. During the twelve–month period ended December 31, 2025 the Company had total revenue of $364,301 up from a total of $29,652 for the prior period ending December 31, 2024. Given the age of the horses acquired there were limited revenue generating events (races) for both periods, however the horses purchased the during 2024 were able to begin generating revenue in 2025 resulting in an increase over the prior period.

During the twelve–month period ended December 31, 2025, the Company incurred costs of revenue – horse expenses of $642,831 compared to $284,219 in the prior period. The costs of revenue and horse expenses are attributed to the Company's investment in the Underlying Assets that are related to veterinary costs, transportation, jockey fees, etc. as directly related to the revenue–driving activities of such series of horses. The additional Series combined with the associated expenses from the increase in revenue generating events in 2025 resulted in an increase over the prior period.

The revenues generated, and costs of revenue incurred, on a series–by–series basis as of December 31, 2025, and December 31, 2024 are as follows:

Series Name	2025 Revenue	2025 Cost of Revenue	2024 Revenue	2024 Cost of Revenue
MRH CF, LLC	$ -	$ -	$ -	$ -
MRH CF, LLC Series Caldera	199,810	(151,254)	23,256	(82,493)
MRH CF, LLC Series Lahaina Luck 22	2,291	(48,347)	-	(27,757)
MRH CF, LLC Series Perfect Impression 23	29,676	(53,885)	-	(11,504)
MRH CF, LLC Series Rylee's Song	-	(44,291)	-	(42,142)
MRH CF, LLC Series Final Reward 22	105,085	(103,061)	2,880	(36,258)
MRH CF, LLC Series Proud Indian 22	450	(34,528)	856	(39,379)
MRH CF, LLC Series Visceral	-	-	2,570	(44,686)
MRH CF, LLC Series Bacio	24,266	(22,998)	-	-
MRH CF, LLC Series Puca 24	-	(131,422)	-	-
MRH CF, LLC Series givememythememusic	2,723	(53,045)	-	-
TOTAL	**$ 364,301**	**(642,831)**	**$ 29,562**	**(284,219)**

Operating Expenses – Management Fee

For the twelve–month period ended December 31, 2025, the Company incurred Management Fee expenses of $848,276 compared to $925,536 during the prior period. These cost decreases were driven by fewer offerings in 2025 compared to the prior period. This decrease was minimized due to the sizable offering for MRH CF LLC Series Puca 24.

The Management Fee expenses on a series–by–series basis as of December 31, 2025, are as follows:

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Series Name	2025 Management Fee	2024 Management Fee
MRH CF, LLC	$ -	$ -
MRH CF, LLC Series Caldera	18,972	302,974
MRH CF, LLC Series Lahaina Luck 22	8,564	131,837
MRH CF, LLC Series Perfect Impression 23	99,840	5,400
MRH CF, LLC Series Rylee's Song	5,748	99,512
MRH CF, LLC Series Final Reward 22	39,463	142,334
MRH CF, LLC Series Proud Indian 22	2,715	140,205
MRH CF, LLC Series Visceral	-	103,275
MRH CF, LLC Series Bacio	93,673	-
MRH CF, LLC Series Puca 24	508,500	-
MRH CF, LLC Series givememythememusic	70,800	-
TOTAL	**$ 848,276**	**$ 925,536**

Operating Expenses – General and Administrative Fee

For the twelve–month period ended December 31, 2025, the Company incurred General and Administrative Fee expenses of $119,313 compared to the prior period of $50,034. These costs were increased primarily due to the increase in number of total offerings versus the prior period.

The Management Fee expenses on a series–by–series basis as of December 31, 2025, are as follows:

Series Name	2025 General & Administrative	2024 General & Administrative
MRH CF, LLC	$ -	$ -7,000
MRH CF, LLC Series Caldera	14,604	9,225
MRH CF, LLC Series Lahaina Luck 22	13,295	8,025
MRH CF, LLC Series Perfect Impression 23	14,045	6,825
MRH CF, LLC Series Rylee's Song	11,282	9,372
MRH CF, LLC Series Final Reward 22	12,076	8,062
MRH CF, LLC Series Proud Indian 22	11,277	8,024
MRH CF, LLC Series Visceral	-	7,500
MRH CF, LLC Series Bacio	6,623	-
MRH CF, LLC Series Puca 24	24,110	-
MRH CF, LLC Series givememythememusic	12,002	-
TOTAL	**$ 119,313**	**$ 50,034**

Operating Expenses – Depreciation For the twelve–month period ended December 31, 2025, depreciation was $764,039 compared to $355,549 for the period ending December 31, 2024. This is primarily attributed to the increase in the number of horses versus the prior period. The depreciation on a series–by– series basis as of December 31, 2025 and December 31, 2024, are as follows:

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Series Name	2025 Depreciation	2024 Depreciation
MRH CF, LLC	$ -	$ -
MRH CF, LLC Series Caldera	175,000	138,542
MRH CF, LLC Series Lahaina Luck 22	44,753	36,197
MRH CF, LLC Series Perfect Impression 23	44,400	17,903
MRH CF, LLC Series Rylee's Song	31,500	24,938
MRH CF, LLC Series Final Reward 22	94,500	58,173
MRH CF, LLC Series Proud Indian 22	66,600	40,998
MRH CF, LLC Series Visceral	-	38,798
MRH CF, LLC Series Bacio	15,619	-
MRH CF, LLC Series Puca 2024	262,500	-
MRH CF, LLC Series givememythememusic	29,167	-
TOTAL	**$ 764,039**	**$ 355,549**

Other Income Gain/ (Loss)

For the twelve–month period ended December 31, 2025, the total other expense was $65,088. This is a result of the loss resulting from the disposition of the asset in the Visceral series. This loss represents the final loss after the receipt of the insurance payout.

The other expenses on a series–by–series basis as of December 31, 2025 and December 31, 2024, are as follows:

Series Name	2025 Other Income Gain/ (Loss)	2024 Other Income Gain/ (Loss)
MRH CF, LLC	$ -	$ -
MRH CF, LLC Series Caldera	-	2,400
MRH CF, LLC Series Lahaina Luck 22	-	3,840
MRH CF, LLC Series Perfect Impression 23	-	-
MRH CF, LLC Series Rylee's Song	-	-
MRH CF, LLC Series Final Reward 22	-	-
MRH CF, LLC Series Proud Indian 22	-	-
MRH CF, LLC Series Visceral	(65,088)	-
MRH CF, LLC Series Bacio	-	-
MRH CF, LLC Series Puca 24	-	-
MRH CF, LLC Series givememythememusic	-	-
TOTAL	**$ -65,088**	**$ 6,240**

As a result of the foregoing, the Company's aggregate net loss across all series for the years ended December 31, 2025, and December 31, 2024, was $2,186,683 and $1,526,928, respectively.

Liquidity and Capital Resources

As of December 31, 2025, the Company had no cash or cash equivalents. The Company did have Horse reserve funds receivable from the Manager in the amount of $463,379. These horse reserve funds will be used to

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fund the ongoing training and care of each horse, until he or she starts to race and produce revenue for the series. In addition to the reserve funds the Company had a loan balance due of $7,603.

Series Name	Horse reserve account owed to/(by) Series	(Horse acquisition loans owed to Manager)	Net amount owed to/(by) Series
MRH CF, LLC	$ -	$ -	$ -
MRH CF, LLC Series Caldera	41,587	-	41,587
MRH CF, LLC Series Lahaina Luck 22	-	-	-
MRH CF, LLC Series Perfect Impression 23	55,827	-	55,827
MRH CF, LLC Series Rylee's Song	57,654	-	57,654
MRH CF, LLC Series Final Reward 22	22,851	-	22,851
MRH CF, LLC Series Proud Indian 22	50,177	-	50,177
MRH CF, LLC Series Visceral	-	-	-
MRH CF, LLC Series Identity Crisis	-	-	-
MRH CF, LLC Series Bacio	81,940	7,603	74,337
MRH CF, LLC Series Woodburn	114,718	-	114,718
MRH CF, LLC Series givememythememusic	38,625	-	38,625
TOTAL	**$ 463,379**	**$ 7,603**	**$ 455,776**

Indebtedness

In conjunction with the acquisition of the Horse Assets for the above-named series, the Company entered into various Promissory Notes with the Manager. The total outstanding on these notes was $7,603 as of December 31, 2025.

Subsequent Activity

Let's Parlay 24

Subsequent to December 31, 2025, the Company acquired a 25% stake in the horse asset in the MRH CF, LLC Series – Let's Parlay 24 ("Let's Parlay 24") via a $207,312.50 promissory note with Experiential Squared, Inc. The current horse value for Let's Parlay 24 is set at $775,000.00. Since the Company owns 25% of Let's Parlay 24, the Series' horse value is $193,750. The convertible loan bears a 4.83% percent per annum interest rate and is due and payable within ten (10) business days of the date on which the Company fully funds the offering of interests in Let's Parlay 24. The Let's Parlay 24 note carries an OID of $13,562.50, 7% of Principal. The OID is included in the initial principal balance of the Let's Parlay 24 note and is deemed to be fully earned and non-refundable as of the date of the Let's Parlay 24 note. The purchase price for the Let's Parlay 24 note is $193,750.00, computed as follows: $207,312.50 original principal balance, less the OID. *If the Company conducts multiple closings it may elect to pay down a pro rata portion of the debt without any pre-payment penalty.*

Trends

Inequality of Purse Earnings

- Purse money which represents a large portion of the Company's revenue is impacted by a number of different factors, depending on where the horse races. Certain states provide subsidies such as New Jersey, and Pennsylvania, participate in Casino revenue sharing agreements such as New York, and Kentucky. Other states such as California receive no subsidies and therefore the purse monies can be negatively impacted in the absence of specific subsidies.

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- Racing has not been immune to inflationary pressures over the past couple of years, as it has become more expensive for the ongoing training and care of the horses. Additional costs are now incurred due to the introduction of the Horse Integrity Safety Act, as well as increased cost of feed labor and veterinary care costs.

RELATED PARTY TRANSACTIONS

The Company entered into a series agreement (the "Series Agreement") with Experiential Squared, Inc. (the "Series Manager") and MRH CF, LLC (the "Master Series LLC"). Pursuant to the terms of the Series Agreement, the Series Manager will be responsible for directing the management and administration of the Company's business and affairs, managing its day-to-day affairs, and implementing its investment strategy.

Pursuant also to the Series Agreement, the Series Manager will earn the following fees related to the creation, management, governance, content production, and compliance aspects of the Company: (a) for each horse that is acquired on behalf of the Company, the Series Manager shall receive a 15% diligence and management fee and up to a 12.5% organizational and experiential fee on the initial capital contributions; and (b) the Series Manager may also be compensated with a management performance bonus equal to 10% of all gross proceeds from only stakes purse money and/or 5% of the final gross proceeds if the underlying asset has depreciated and 20% of the final gross proceeds if the underlying asset has appreciated.

The Company shall reimburse the Series Manager for all direct out-of-pocket expenses incurred by the Series Manager in managing the Company. Further, any members or affiliates of the Series Manager who incur out-of-pocket expenses on behalf of the Company shall also be reimbursed by the Company.

The Series Manager has advanced funds to the Company. See note 4 to the Financial Statements. Because this is a related party transaction, no guarantee can be made that the terms of the arrangement are at arm's length.

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RECENT OFFERINGS OF SECURITIES

On October 24, 2023, the Company issued a Promissory Note to the Manager pursuant to Section 4(a)(2) of the Securities Act to fund the acquisition of the underlying asset Visceral in the amount of $239,812.20.

On March 22, 2024, MRH CF, LLC Series Visceral commenced an offering of interests pursuant to Regulation Crowdfunding of the Securities Act. The Series issued 3,650 shares for proceeds of $328,500.00. The proceeds were used to pay fees due to the manager, to repay the promissory note and to create a reserve for operating expenses.

On March 27, 2024, MRH CF, LLC Series Caldera issued a Promissory Note to the Manager pursuant to Section 4(a)(2) of the Securities Act to fund the acquisition of the underlying asset Caldera in the amount of $525,000.

On May 3, 2024, MRH CF, LLC Series Caldera commenced an offering for up to $1,079,973.00 in interests pursuant to Regulation Crowdfunding of the Securities Act. The proceeds were used to pay fees due to the manager, to repay the promissory note and to create a reserve for operating expenses. As of April 30, 2026, the Series has issued 13,330 interests for total proceeds of $1,079,730.00.

On May 29, 2024, MRH CF, LLC - Series Rylee's Song 22 issued a Promissory Note to the Manager pursuant to Section 4(a)(2) of the Securities Act to fund the acquisition of the underlying asset Rylee's Song 22 in the amount of $94,500.00.

On June 3, 2024, MRH CF, LLC Series Rylee's Song 22 commenced an offering for up to $364,500.00 in interests pursuant to Regulation Crowdfunding of the Securities Act. The proceeds were used to pay fees due to the manager, to repay the promissory note and to create a reserve for operating expenses. As of April 30, 2026, the Series has issued 4,500 interests for total proceeds of $364,500.00.

On June 4, 2024, MRH CF, LLC - Series Lahaina Luck 22 issued a Promissory Note to the manager pursuant to Section 4(a)(2) of the Securities Act to fund the acquisition of the underlying asset Lahaina Luck 22 in the amount of $176,400.00.

On June 5, 2024, MRH CF, LLC - Series Final Reward 22 issued a Promissory Note to the manager pursuant to Section 4(a)(2) of the Securities Act to fund the acquisition of the underlying asset Final Reward 22 in the amount of $283,500.00.

On June 6, 2024, MRH CF, LLC Series Lahaina Luck 22 commenced an offering for up to $480,000.00 in interests pursuant to Regulation Crowdfunding of the Securities Act. The proceeds were used to pay fees due to the manager, to repay the promissory note and to create a reserve for operating expenses. As of April 30, 2026, the Series has issued 7,968 interests for total proceeds of $478,080.00.

On June 7, 2024, MRH CF, LLC Series Final Reward 22 commenced an offering for up to $612,000.00 in interests pursuant to Regulation Crowdfunding of the Securities Act. The proceeds were used to pay fees due to the manager, to repay the promissory note and to create a reserve for operating expenses. As of April 30, 2026, the Series has issued 5,895 interests for total proceeds of $601,290.00.

On June 27, 2024, MRH CF, LLC - Series Proud Indian 22 issued a Promissory Note to the manager pursuant to Section 4(a)(2) of the Securities Act to fund the acquisition of the underlying asset Proud Indian 22 in the amount of $204,156.00.

On July 16, 2024, MRH CF, LLC Series Proud Indian 22 commenced an offering for up to $474,000.00 in interests pursuant to Regulation Crowdfunding of the Securities Act. The proceeds were used to pay fees due to the

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manager, to repay the promissory note and to create a reserve for operating expenses. As of April 30, 2026, the Series has issued 5,921 interests for total proceeds of $469,418.00.

On July 22, 2024, MRH CF, LLC Series Visceral commenced an offering for up to $130,500.00 in interests pursuant to Regulation Crowdfunding of the Securities Act (the "July Offering"). The proceeds were to be used to pay fees due to the manager, to repay the promissory note and to create a reserve for operating expenses. This offering was subsequently terminated and the Form C filing was withdrawn. No interests were issued in the July Offering.

On November 15, 2024, MRH CF, LLC - Series Perfect Impression 23 issued a Promissory Note to the manager pursuant to Section 4(a)(2) of the Securities Act to fund the acquisition of the underlying asset Perfect Impression 23 in the amount of $125,400.00.

On December 2, 2024, MRH CF, LLC Series Perfect Impression 23 commenced an offering for up to $363,000.00 in interests pursuant to Regulation Crowdfunding of the Securities Act. The proceeds were used to pay fees due to the manager, to repay the promissory note and to create a reserve for operating expenses. As of April 30, 2026, the Series has issued 2,986 interests for total proceeds of $361,306.00.

On February 25, 2025, MRH CF, LLC – Series Givememythememusic issued a Promissory Note to the manager pursuant to Section 4(a)(2) of the Securities Act to fund the acquisition of the underlying asset Givememythememusic in the amount of $112,350.00.

On March 5, 2025, MRH CF, LLC Series Givememythememusic commenced an offering for up to $282,000.00 in interests pursuant to Regulation Crowdfunding of the Securities Act. The proceed were used to pay fees due to the manager, to repay the promissory note and to create a reserve for operating expenses. As of April 30, 2026, the Series has issued 1,397 interests for total proceeds of $262,636.00.

On April 29, 2025, MRH CF, LLC – Series Puca 24 issued a promissory note to the manager pursuant to Section 4(a)(2) of the Securities Act to fund a portion of the acquisition of the underlying asset Puca 24 in the amount of $549,759.38. On July 16, 2025, MRH CF, LLC – Series Puca 24 amended and restated the promissory note to the Manager pursuant to Section 4(a)(2) of the Securities Act to revise the amount to $1,192,500.00, which represents the total acquisition amount of the underlying asset.

On May 2, 2025, MRH CF, LLC Series Puca 24 commenced an offering for up to $980,000.00 in interests pursuant to Regulation Crowdfunding of the Securities Act. As of July 18, 2026, the Company amended the offering to offer up to $1,960,000.00 in interests pursuant to Regulation Crowdfunding of the Securities Act. The proceeds were used to pay fees due to the manager, to repay the promissory note and to create a reserve for operating expenses. As of April 30, 2026, the Series has issued 19,992 interests for total proceeds of $1,959,216.00.

On October 10, 2025, MRH CF, LLC – Series Bacio issued a promissory note to the manager pursuant to Section 4(a)(2) of the Securities Act to fund a portion of the acquisition of the underlying asset Bacio in the amount of $190,995.00.

On October 23, 2025, MRH CF, LLC Series Bacio commenced an offering for up to $370,600.00 in interests pursuant to Regulation Crowdfunding of the Securities Act. The proceeds were used to pay fees due to the manager, to repay the promissory note and to create a reserve for operating expenses. As of April 30, 2026, the Series has issued 3,400 interests for total proceeds of $370,600.00.

On May 5, 2026, MRH CF, LLC – Series Let's Parlay 24 issued a promissory note to the manager pursuant to Section 4(a)(2) of the Securities Act to fund a portion of the acquisition of the underlying asset Let's Parlay 24 in the amount of $207,312.50.

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DESCRIPTION OF INTERESTS OFFERED

The following is a summary of the principal terms of, and is qualified by reference to the Operating Agreement, the relevant Series Agreement, for each Underlying Asset and the Subscription Agreement, relating to the purchase of the Interests. This summary is qualified in its entirety by reference to the detailed provisions of those agreements. In the event that the provisions of this summary differ from the provisions of the Operating Agreement, Series Agreement or the Subscription Agreement (as applicable), the provisions of the Operating Agreement, Series Agreement or the Subscription Agreement (as applicable) shall apply. Capitalized terms used in this summary that are not defined herein shall have the meanings ascribed thereto in the Operating Agreement or Series Agreement. For a complete description the Company's membership interests., you should refer to our Operating Agreement, Series Agreement and the Subscription Agreement and applicable provisions of the Delaware Limited Liability Company Act (the "Act").

General

The authorized securities of MRH CF, LLC - Series Let's Parlay 24 consist of up to 5,000 membership interests and the Series has entered into a promissory note on May 5, 2026 with Experiential Squared, Inc. in the payoff amount of $207,312.50. The note shall be due and payable within ten (10) business days of the date on which the Company fully funds this offering (the "Maturity Date"). This note carries an OID of $13,562.50, 7% of Principal. The OID is included in the initial principal balance of this note and is deemed to be fully earned and non-refundable as of the date hereof. *If the Company conducts multiple closings it may elect to pay down a pro rata portion of the debt without any pre-payment penalty.*

Series Agreement

The Series Agreement includes a description of the following investment details, among other things:

• Such Member classes as the Series Manager may determine to be necessary, appropriate, or advantageous for operation of the Series and meeting its business objectives.

• The Minimum and Maximum Dollar Amounts for the Series, if any, based on the amount of Capital Contributions needed to acquire, operate and improve the Asset.

• The Minimum Investment Amount required of an individual Investor by the Series.

• A tabular summary of the sources and uses of proceeds of the Capital Contributions raised by the Series.

• The important dates relative to acquisition of the Asset or Capital Contributions needed for the Series.

Rights and Liabilities of Members

The rights, duties and powers of Members are governed by the Operating Agreement and the discussion herein of such rights, duties and powers is qualified in its entirety by reference to such Agreement and the Delaware Limited Liability Company Act. Members who become Members in the Series in the manner set forth herein will be responsible for the obligations of the Series and will be liable only to the extent of their agreed upon capital contributions.

Members may be liable for any return of capital plus interest if necessary to discharge liabilities existing at the time of such return. Any cash distributed to Members may constitute, wholly or in part, return of capital.

Members will have very limited control over the management of the Company or the Series. The Manager has sole power and authority over the management of our Company and the individual Series, subject only to certain

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rights of the Members to vote on limited matters. Furthermore, the Manager may only be removed for "Good Cause", meaning willful misfeasance, bad faith, gross negligence, reckless disregard of duties, or criminal wrong-doing. Removal of the Manager for Good Cause, requires approval by:

      (i)   Members holding more than 75% of the percentage interests, or

      (ii)   Members holding more than 75% of the outstanding percentage interests owned by disinterested Members.

Therefore, you will not have an active role in our Company's management and it will be difficult to cause a change in our management.

Limited Voting Rights of Members

The affirmative vote of a Majority of Interests of all of the Members associated with a Series shall be required for the Company to merge or consolidate with or into, or convert into, another entity, but not to enter into a joint venture arrangement with another party or sell an Underlying Asset.

A Series Manager may be removed at any time, for Good Cause, by the decision of such Series Members owning more than seventy-five percent (75%) of the Percentage Interests in that Series.

Certain actions may require both a majority of all percentage interests in the Company and the consent of the Manager, as provided in such Series Agreement.

The disposition by the Company of all or substantially all of the Company's assets includes the disposition of all or substantially all of the assets of all of the Company's subsidiaries in a single transaction or series of transactions but expressly excludes a sale of the assets of any single Series that owns a single Asset, which may be made by the Manager without the consent of Members.

Interest Subscriptions

Interests in the Series will be sold for a set price per Interest. To purchase Interests, an Investor must complete and submit a Subscription Agreement, and agree to be bound to the Operating Agreement and related Series Agreement.

Rights, Powers and Duties of Manager

Subject to the right of the Members to vote on certain limited matters, the Manager will have sole control of the business operations of the Series. The Manager is not required to devote full time to Company's affairs but must devote such time as required for the conduct of Company and Series business. The Manager has the authority to act on behalf of the Company or an individual Series.

The Manager is granted the special power of attorney of each Member for the purpose of executing documents that the Members have agreed to execute or that are required under applicable law.

Dividends/Distributions

The Series Members may receive "Distributable Cash" from the Series. "<u>Distributable Cash</u>" shall mean net proceeds after the "Management Performance Bonus" and/or "Final Gross Proceeds Fee," payment of certain liabilities or contractual obligations and sufficient working capital and related reserves. The Series Manager intends to operate the Separate Assets of the Series in such a manner as to generate Distributable Cash for distribution to the Series Members. The Series Manager shall evaluate Distributable Cash quarterly or at more frequent intervals, in the Series Manager's sole discretion. Distributable Cash shall be determined in the sole discretion of the Series Manager. Distributions of Distributable Cash to Series Members, when made, will be allocated among them in proportion to their Membership Interests in the Series. Distributable Cash, if any, will be distributed in the order

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described in (a) and (b) below, depending on the phase of operation of the Series. The Series Manager anticipates that Distributions of Distributable Cash will not be made for at least the first twelve (12) months following the acquisition of the Asset and will be evaluated quarterly thereafter. The Series Manager will attempt to manage the Series so as to issue dividend payments, to the extent of available cash flow, as follows:

First, the relevant percentage of gross proceeds before deductions for expenses, liabilities, contractual obligations, withholdings or reserves ("Gross Proceeds") to the Series Manager for payment of the "Management Performance Bonus" and/or the "Final Gross Proceeds Fee" as specified in the relevant Offering Memorandum; and

Second Distributable Cash to the Series Members, other than the Series Manager, pro rata. This shall be calculated as the dividends available multiplied by a fraction with the fraction being the number of Membership Interests held by the Series Member as the numerator and the total number of outstanding Membership Interests as the denominator.

Working Capital Reserves. The Series Manager shall determine the cash available for dividends after retention of reasonable working capital reserves. Working capital reserves may include pre-paid insurance and administrative expenses for an Asset for up to two (2) years. Working capital expenses may be as much as the cost of the interest in the Asset.

Meetings

The Manager may call a meeting of a Series. Unless otherwise specified, all meetings will be held at the Company's office. Members have the right to call meetings as provided in the Operating Agreement, Series Agreement, and applicable law.

Accounting and Reports

Right of Inspection; Provision of Records to Members

Each Member has the right, upon reasonable request, for purposes reasonably related to the interest of that person as a Member, to inspect and copy during normal business hours records required to be maintained by the Manager under the Act.

The Manager will furnish to a Member a copy of any amendment to the articles of organization or Operating Agreement upon request. Such documents can be accessed at www.sec.gov.

Members will be limited to the inspection of the books and records of the individual Series in which they are a Member.

Tax Information

The Company will send or cause information to be sent in writing to each Member within ninety (90) days after the end of each taxable year the information necessary to complete federal and state income tax or information returns. Based on the Company's intention to treat each Series as a corporation for tax purposes, the primary reporting Members should expect is through Form 1099.

As part of the subscription process, Investors agree to receive all required tax documents, in electronic form. Electronic delivery satisfies the Company's obligation to provide such tax forms, and Investors are responsible for ensuring their contact information is current. Investors who require paper copies must request them in writing at least 30 days before the applicable tax filing deadline. The Company reserves the right to charge an administrative fee for processing paper tax document requests.

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Information for Foreign Investors

Generally

The Company will send or cause information to be sent in writing to each Member in accordance with applicable IRS deadlines, based on the tax classification of the Series.

- · For U.S. investors: Form 1099 will be issued by January 31.
- · For foreign investors: Form 1042-S will be issued, and withholding tax may apply.

Foreign investors must submit IRS Form W-8BEN (for individuals) or Form W-8BEN-E (for entities) before receiving any distributions. If a foreign investor fails to submit a valid W-8BEN, the Company is required to withhold tax at the maximum IRS rate of 30% and remit the withheld amount to the IRS.

Return of Capital Exception

If a distribution is classified as a return of capital (ROC) rather than taxable income, it is not subject to withholding tax. The Company will determine whether a distribution qualifies as ROC before applying withholding. If there is uncertainty regarding the classification of a distribution, the Company may withhold tax at the required IRS rate, and the investor may file for a refund with the IRS if the amount was improperly withheld.

The Company does not refund withheld taxes. Foreign investors may need to file a U.S. tax return (Form 1040-NR) to claim a refund, if eligible.

Withdrawal from a Series

Each Series expects to operate for approximately four (4) to six (6) years at which time the Underlying Asset of the Series will be retired or sold. Thereafter, the Members shall receive a return of their capital, if available. The Members should not expect withdrawal prior to this time.

Dissolution and Winding-Up

A Series may be dissolved by the Series Manager at any time once the Underlying Asset has been sold. Upon dissolution of the Company, available proceeds will be distributed as follows:

1. First, to pay the creditors of the Series, including the Series Manager, any Series Member or third party who loaned or advanced money to the Series or has deferred any reimbursements or fees and any Final Gross Proceeds Fee;

2. Second, to establish Reserves against anticipated or unanticipated Series liabilities, if any; and

3. Remaining cash available for distributions shall be payable to Members on a pro-rata basis.

The Manager intends to complete final liquidating cash distributions within approximately ninety (90) days after a Series' Underlying Asset is sold and all financial obligations have been settled. However, the timing of such final liquidating distributions is subject to several factors, including but not limited to receiving and verifying final invoices from trainers, veterinarians, and vendors, completing tax calculations with a CPA, and conducting a final review of all general ledger postings to ensure all revenues and expenses have been properly recorded.

Because the Company's model does not require capital calls, the Manager has no ability to seek reimbursement from Members if a post-dissolution error results in a negative balance. Therefore, extra diligence is required before dissolution to ensure that all financial obligations have been accounted for, which may result in delays beyond the 90-day target timeframe.

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Once a Series has completed all financial reconciliations, made final liquidating cash distributions, and been formally dissolved, the Manager will not issue any further distributions.

Term of the Company

The Manager intends to operate the Company on a perpetual basis unless and until a dissolution event occurs.

Dispute Resolution

The Company and the Operating Agreement will be governed by Delaware law and any dispute in relation to the Company and the Operating Agreement is subject to the dispute resolution provisions set forth therein. If an Interest Holder were to bring a claim against the Company or the Manager pursuant to the Operating Agreement, it would be required to do so in compliance with these dispute resolution provisions. Notwithstanding the foregoing, mandatory arbitration provisions set forth therein do not apply to claims made under federal and state securities laws.

Listing

The Interests are not currently listed or quoted for trading on any national securities exchange or national quotation system.

What it Means to be a Minority Holder

As an investor in Interests of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Transferability of securities

The Operating Agreement and Series Agreement place substantial limitations upon transferability of the Interests. Any transferee (including a donee) must be a person or entity which would have been qualified to purchase an Interest in an offering and a transferee may not become a substituted Member without the consent of the Manager. A transferee who does not become a substituted Member will own an economic interest which entitles him or her only to the share of income or return of capital to which the transferor would be entitled. In addition, there are certain rights of first refusal on any transfer.

For a year, subject to the limitations in the Operating Agreement and Series Agreement noted above, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the Company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

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Transfer Agent

The Company has selected Vertalo, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the company's securities.

Additional Benefits of Membership

As a Member, Investors will have such additional benefits outside of the rights governing their investment, which may be revoked as described herein and as otherwise modified by the terms and conditions set for on myracehorse.com, as follows:

Investor Communication & Reporting

The Company is committed to transparent and timely communication with Investors regarding the performance of their Series investments. Investors will receive regular updates on:

- Racehorse performance & training progress (including race results, veterinary updates, and planned race schedules).
- Financial performance, including distributions and expenses (as applicable).
- Exit strategy updates, such as potential sale negotiations or retirement plans.

Investor updates will be provided through the MyRacehorse™ Platform, and key information will be available within the "My Horses" section of the Investor's account. The Manager reserves the right to determine the frequency and format of updates based on the operational and financial status of each Series.

Membership Benefits vs. Investment Rights

Investors in a Series receive two types of benefits: investment rights and membership benefits.

Investment rights include distributions, final payouts, and financial updates related to the Series. These rights are irrevocable and remain in effect regardless of an Investor's participation in membership experiences.

Membership experiences include experiential perks such as Winner's Circle and paddock access, lotteries for race day experiences, and participation in MyRacehorse community forums. These privileges are additive benefits and are not legally tied to the investment itself. The Manager may revoke membership benefits at its discretion if a Member violates the MyRacehorse Code of Conduct or other applicable terms of service.

Removal of membership benefits does not impact an Investor's right to receive distributions or financial information related to their Series Interests.

Membership Experience Programs Subject to Revocation

Membership Experience Programs, including but not limited to, race day experiences, paddock access, and digital community engagement, are transferable when an Interest is gifted or transferred through the Company's Transfer Agent. The new Interest Holder will receive the same membership benefits as the original holder, provided they comply with the MyRacehorse Code of Conduct and other applicable policies.

The Manager reserves the right to revoke such membership benefits at its discretion if the new Interest Holder violates the MyRacehorse Code of Conduct or related terms of service. Transfer of an Interest does not guarantee availability of specific membership benefits, as experiences may vary based on race participation, horse performance, and event logistics.

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DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

● In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

● In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

● In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting each interest to hold a certain amount of value, it's important to realize how the value of those interests can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that

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the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our amended offering was determined based on the following information:

Asset Cost	$203,437.50	47.87%
Brokerage Fee	$9,562.50	2.25%
Management & Due Diligence Fee	$63,750.00	15.00%
Organization and Experiential Fee	$53,125.00	12.50%
Operating Expense Reserve	$95,125.00	22.38%
Total Fees and Expenses	**$221,562.50**	**52.13%**
Total Proceeds	**$425,000.00**	**100.00%**

REGULATORY INFORMATION

Disqualification

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Neither the Company, any Series, nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

Annual reports will be posted on the Company's page, https://myracehorse.com/mrh-cf-llc-financial-disclosure

Compliance failure

MRH CF, LLC was delayed in filing its initial Form C-AR. The filing was made on May 24, 2024.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Minimum and Maximum Investment Amounts

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The minimum investment amount for each investor in this Offering is one Interest, unless otherwise stated on the Cover Page or Offering Detail Table.

Pursuant to Regulation Crowdfunding, investors are subject to statutory investment limits based on their annual income and net worth, as set forth in Rule 100(a)(2) of Regulation Crowdfunding. An investor may not invest more than the maximum amount permitted under such rules in all Regulation Crowdfunding offerings during any rolling 12-month period.

The Manager reserves the right, in its sole discretion, to increase the minimum investment amount applicable to this Offering or to waive such minimum for one or more investors, provided that any such adjustments are applied on a uniform basis and remain compliant with Regulation Crowdfunding.

The Manager may also, for administrative, operational, or business reasons, establish internal limits on the maximum investment amount per investor in this Offering. Any such limits shall not exceed or otherwise alter the statutory investor limits established under Regulation Crowdfunding.

Any material change to the minimum or maximum investment amounts that could reasonably be expected to affect existing investors will be disclosed in accordance with applicable securities regulations, and investors whose commitments are affected will receive notice and, where required, the opportunity to reconfirm their investment.

Updates

Information regarding updates to the offering and to subscribe can be found here
https://myracehorse.dalmoredirect.com/letsparlay-24/

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EXHIBITS

Exhibit A – Operating Agreement of MRH CF, LLC

Exhibit B – Series Agreement

Exhibit C – Subscription Agreement

Exhibit D – Financial Statements of the Company

Exhibit E – Equine Co-Ownership Agreement

Exhibit F – Promissory note

Exhibit G – Offering Page

Exhibit H – Management Services Agreement

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